RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

July 10, 2013
Our Ref. No. 20137101539
Chicago Mercantile Exchange

Your letters dated June 24, 2013 request our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 17(f) of the Investment Company Act of 1940 ("1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of the Chicago Mercantile Exchange ("CME"), a derivatives clearing organization registered with the Commodity Futures Trading Commission ("CFTC") or a CME or a Board of Trade of the City of Chicago ("CBOT") clearing member that is a futures commission merchant ("FCM") registered with the CFTC for purposes of meeting CME's or a CME Clearing Member's (as defined below) margin requirements for certain cash-settled commodity index swap contracts ("CIS") and foreign currency swap contracts ("FXS") that are cleared by CME.

Facts

You state the following: CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges, including CBOT. CME and CBOT are designated contract markets regulated by the CFTC, for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a derivatives clearing organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME Group provides clearing services, including CIS and FXS. CME, as part of its clearing services, will be interposed as a central counterparty for transactions in cleared CIS and FXS. Customers (including Funds) that wish to clear CIS and FXS through CME must maintain an appropriate account relationship with a registered FCM that is a CME or CBOT, as applicable, clearing member (a "CME Clearing Member"). The CME Clearing Member will clear the transaction and post margin directly with the CME and serves as their agent and guarantor in respect of cleared CIS and FXS. In this regard, CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations.

CME's rules alone or in combination with laws and regulations applicable to CME and the clearing members for its exchanges require that any CME Clearing Member who purchases, sells, or holds CIS and FXS positions for other persons (i.e., customers including any Fund): must (1) be registered with the CFTC as an FCM; (2) effectively provide for the separate treatment of funds and securities of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of purchasing, selling, or holding CIS and FXS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME Clearing Member is maintaining adequate capital and liquidity and (b) separate ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding CIS and FXS positions for other persons and those it holds for its proprietary accounts.

With respect to a CME Clearing Member's responsibilities to separately treat customer assets from its proprietary positions, pursuant to Section 724(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"),[1] in February 2012 the CFTC adopted final rules implementing the segregation requirements for swap collateral, including collateral securing CIS and FXS ("Collateral Protection Rules") and conforming amendments to its Part 190 Bankruptcy Rules.[2] The Collateral Protection Rules adopted a segregation model for swap collateral that is referred to as the "legal segregation with operational commingling" or "LSOC", also referred to as the "complete legal segregation model." The CFTC, after considering five segregation models, concluded that LSOC "provides the best balance between benefits and costs in order to protect market participants and the public."[3]

One of the goals of the Dodd-Frank Act is to promote price transparency and to minimize exposure to counterparty credit risk and systemic risk in the OTC derivatives market by subjecting as many swaps as possible, including CIS and FXS, to central clearing and also requiring such swaps to be traded on exchanges or swap execution facilities.[4] Title VII of the Dodd-Frank Act imposes mandatory clearing and trade execution requirements on swap contracts that are determined by the CFTC to be "clearable" and authorizes the CFTC to adopt rules designed to implement an appropriate regulatory framework.[5] In particular, you expect that many forms of CIS and FXS will be subject to mandatory clearing and will be cleared by DCOs, such as CME, subject to CFTC regulation and oversight.

Notwithstanding the regulatory timetable for implementation of the Dodd-Frank Act, CME and its market participants, for business reasons, wish to implement customer clearing of CIS and FXS through FCMs as soon as possible. Therefore, you represent that CME is subject to extensive regulation and oversight under the CEA and pursuant to the Dodd-Frank Act, the CFTC has adopted additional requirements, including, but not

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1 See Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Pub. L., No. 111-203, 124 Stat. 1375 (2010).

2 The CFTC had originally adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter derivatives" account class ("OTC Derivatives Account Class") that would apply in the event of a bankruptcy of an FCM that became effective May 6, 2010. See 75 Fed. Reg. 17297 (Apr. 6, 2010). The Collateral Protection Rules and conforming amendments to the CFTC's Part 190 Bankruptcy Rules replace the OTC Derivatives Account Class with a new cleared swap account class. See 77 Fed. Reg. 6336 (Feb. 7, 2012) (adopting final rules regarding the protection of cleared swaps customer collateral and conforming bankruptcy provisions).

3 77 Fed. Reg. 6366 at 6344, supra note 2.

4 See note 1 supra at §723, 1675 – 1682.

5 See 77 Fed. Reg. 74284 (Dec. 13, 2012) (adopting final rules specifying mandatory clearing requirements for four classes of interest rate swaps and two classes of credit default swaps).

limited to, additional core principles related to risk management requirements and product eligibility, to which CME is subject.[6] While it may be necessary to make some changes in response to any additional regulations ultimately adopted by the CFTC, you do not anticipate that any regulations subsequently adopted will materially affect CME's ability to clear CIS and FXS because, as noted above, CME is already subject to extensive regulation and oversight by the CFTC..

You believe that the requested relief would provide Funds equal access to the benefits and protections afforded to other market participants using CME to clear CIS and FXS. You assert that preventing Funds from participating in the clearing of CIS and FXS would expose Funds to greater risk, and would also prevent them from realizing the benefits of clearing recognized by Congress by the passage of the Dodd-Frank Act and by market participants.

Rule 17f-6 under the 1940 Act provides that Funds may place and maintain assets with an FCM to effect a Fund's transactions in exchange-traded futures contracts or commodity options, but it does not permit Funds to place and maintain assets with an FCM to effect CIS and FXS transactions. You represent that each CME Clearing Member who holds assets for an unaffiliated Fund customer wishing to clear CIS and FXS transactions on CME will address each of the requirements of Rule 17f-6, as discussed below.

Analysis

Section 17(f) of the 1940 Act and the rules thereunder govern the safekeeping of Fund assets, and generally provide that a Fund must place and maintain its securities and similar instruments only with certain qualified custodians. As stated above, Rule 17f-6 under the 1940 Act permits a Fund to place and maintain assets with an FCM that is registered under the CEA and that is not affiliated with the Fund in amounts necessary to effect the Fund's transactions in exchange-traded futures contracts and commodity options, subject to certain conditions. Among other things, the FCM must comply with the segregation requirements of Section 4d of the CEA and the rules thereunder or, if applicable, the secured amount requirements of CFTC Rule 30.7. Rule 17f-6 was intended to provide Funds with the ability to effect commodity trades in the same manner as other market participants under conditions designed to provide custodial protections for Fund assets.[7]

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6 See also 77 Fed. Reg. 21278 (Apr. 9, 2012) (adopting final rules regarding the documentation to be executed between a customer and an FCM and the timing of acceptance or rejection of trades for clearing by DCOs and clearing member FCMs) and 77 Fed. Reg. 67866 (Nov. 14, 2012) (proposing rules enhancing protections afforded customers and customer funds held by FCMs and DCOs for futures and options on futures transactions).

7 Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996) ("Rule 17f-6 Adopting Release"). In particular, Rule 17f-6 under the 1940 Act incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

The passage of the Dodd-Frank Act reflects Congress's policy determination that the centralized clearing of swaps, including CIS and FXS, will promote price transparency and minimize exposure to counterparty credit risk and systemic risk in the OTC derivatives market. You note that we have issued letters with respect to the custody issues for Funds raised by the central clearing of credit rate default swaps ("CDS") and interest rate swaps ("IRS").[8] You represent that with the exception of the fact that CME will be clearing CIS and FXS, and not CDS or IRS, your facts and representations are substantially identical to those letters.

You represent that CME's clearing of CIS and FXS incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules. In particular, you state that the CFTC has noted that LSOC, which applies to cleared swaps (including CIS and FXS), includes additional protections for cleared swap customers than those that are available for futures customers (i.e., the segregation requirements of Section 4d(2) (currently codified as Section 4d(a)(2)) for futures traded on a domestic exchange, and Rule 30.7 for futures traded on a foreign exchange, each of which is referenced in Rule 17f-6).[9] In this regard, you believe that permitting Funds to place and maintain assets in the custody of CME or a CME Clearing Member in order to clear CIS and FXS transactions is consistent with the safe custody requirements of Section 17(f) of the 1940 Act and Rule 17f-6 thereunder.

We conclude that the facts highlighted above, along with certain representations provided by CME, argue in favor of flexibly applying the custody requirements of the 1940 Act in this instance. In particular we rely on your representations that each CME Clearing Member that holds assets for an unaffiliated Fund customer wishing to clear CIS and FXS transactions on the CME will address each of the requirements of Rule 17f-6, as follows:

- The manner in which a CME Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the CME Clearing Member, which provides that:[10]
    - the CME Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property of CME and LSOC specifying the substantive requirements for the treatment of cleared OTC derivatives in the cleared swap account class prior to any bankruptcy;[11]
    - the CME Clearing Member may place and maintain the Fund's assets as appropriate to effect the Fund's cleared CIS and FXS transactions through

8 See, e.g., CME Group Inc., SEC Staff No-Action Letter (July 16, 2010) and CME Group Inc., SEC Staff No-Action Letter (Dec. 3, 2010).

9 77 Fed. Reg. 6366 at 6347, supra note 2.

10 See Rule 17f-6(a)(1) under the 1940 Act.

11 See Rule 17f-6(a)(1)(i) under the 1940 Act.

CME and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, to the extent required under CFTC Rule 1.20(a), that such assets are held on behalf of the CME Clearing Member's customers in accordance with the provisions of the CEA;[12]

- the CME Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[13]

- any gains on the Fund's transactions, other than *de minimis* amounts, may be maintained with the CME Clearing Member only until the next business day following receipt;[14] and

- the Fund has the ability to withdraw its assets from the CME Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[15]

In taking this position, we note that, as the Commission stated in adopting Rule 17f-6 and as you acknowledge, maintaining assets in an FCM's custody is not without risk.[16] Therefore, we strongly encourage Funds to weigh carefully the risks and the benefits of maintaining assets to effect transactions in CIS and FXS with a CME Clearing Member and CME.[17]

Conclusion

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under Section 17(f) of the 1940 Act against a Fund if the Fund or its custodian places and maintains assets in the custody of CME or a

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12 See Rule 17f-6(a)(1)(ii) under the 1940 Act. You state that under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO, such as the CME, that has adopted and submitted to the CFTC rules that provide for the segregation of customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers. See also CFTC Rule 22.5 (parallel provision applicable to cleared OTC swaps customer collateral).

13 See Rule 17f-6(a)(1)(iii) under the 1940 Act.

14 See Rule 17f-6(a)(2) under the 1940 Act.

15 See Rule 17f-6(a)(3) under the 1940 Act.

16 See the Rule 17f-6 Adopting Release, supra note 7, at n. 13 ("If an FCM becomes insolvent and cannot cover the obligations of a defaulting customer, the FCM's non-defaulting customers may be affected.").

17 See also Rule 17f-6 Adopting Release, supra note 7, at page 13 (stating that Fund boards have a particular responsibility to ask questions concerning why and how the Fund uses futures and other derivative instruments, the risks of using such instruments, and the effectiveness of internal controls designed to monitor risk and assure compliance with investment guidelines regarding the use of such instruments).

CME Clearing Member for purposes of meeting CME's or a CME Clearing Member's margin requirements for CIS and FXS that are cleared by CME.

Our position herein is temporary, and will expire December 31, 2014. Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Holly Hunter-Ceci
Senior Counsel

CME Group

Christopher Bowen
Managing Director and Chief Regulatory Counsel
Legal Department

June 24, 2013

Douglas Scheidt, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Applicability of Rule 17f-6 to Cleared Cash-Settled Commodity Index Swap Transactions

Dear Mr. Scheidt:

Pursuant to our recent telephone conversations with the Division of Investment Management (the "Division") staff, we are submitting this letter to request that the Division staff not recommend enforcement action to the Securities and Exchange Commission (the "Commission" or "SEC") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered Investment Company (a "Fund") if the Fund or its custodian places and maintains cash, securities and/or other property ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") for purposes of meeting CME's or a clearing member's margin requirements for certain cash-settled commodity index swap contracts ("CIS") that are cleared by CME. We have addressed below each of the issues on which the Division staff has requested additional input from us.

We note that the Division staff has provided no-action letter assurance permitting a Fund or its custodian to place and maintain assets in the custody of CME or a CME Clearing Member (as defined below) for purposes of meeting CME's or a CME Clearing Member's margin requirements for credit default swap contracts ("CDS") and interest rate swap contracts ("IRS") that are cleared by CME (the "CDS No-Action Letter" and "IRS No-Action Letter", respectively, and together the "Existing No-Action Letters").[1] To facilitate your review, we are reiterating in this letter most of the facts,

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[1] See CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,532 (Jul. 16, 2010), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,626, (December 3, 2010), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,752 (July 29, 2011), Chicago Mercantile Exchange, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,712 (March 24, 2011), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,753 (July 29, 2011) CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,017 and SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,018.

discussion and analysis set forth in the Existing No-Action Letters, as well as addressing any material differences between CDS and IRS that are cleared by CME on the one hand and CIS that are cleared by CME on the other hand. As noted below, we do not believe that there are any such material differences. We note further that the facts and representations in this letter are substantially identical to those in the Existing No-Action Letters.

BACKGROUND

Clearing and Settlement

CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges. CME was founded in 1898 as a not-for-profit corporation; in 2000 CME demutualized and became a shareholder-owned corporation.

CME and the Board of Trade of the City of Chicago ("CBOT") are Designated Contract Markets (each a "DCM"), regulated by the CFTC, for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a Derivatives Clearing Organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME provides clearing services, including CIS. CME, as part of its clearing services, will be interposed as a central counterparty for transactions in cleared CIS. Customers (including Funds) that wish to clear CIS through CME must maintain an appropriate account relationship with a registered FCM that is a clearing member for CME or CBOT products, as applicable (a "CME Clearing Member"). The registered FCM that is a CME Clearing Member will clear the transaction and post margin directly with the CME and serve as their agent and guarantor in respect of cleared CIS. In this regard, CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations.

The Commodity Exchange Act (the "CEA") provides the CFTC with exclusive jurisdiction over, among other things, U.S. commodity futures trading, swaps trading (other than security-based swaps and mixed swaps), futures exchanges, clearinghouses that clear U.S. futures contracts, swaps, commodity options and FCMs. The CEA and CFTC rules require all FCMs to register as such and become a member of the National Futures Association ("NFA") and they also may be members of one or more designated contract markets (i.e., futures exchanges) and affiliated clearinghouses. The CFTC oversees the regulatory and compliance programs of the futures self-regulatory organizations, which include CME and NFA. NFA provides regulatory oversight of the futures market by, among other things, (i) screening all applicants for registration as FCMs; and (ii) taking disciplinary action against any FCM member who violates its rules. CME's clearing of CIS will be subject to the same regulatory framework that we have described with respect to futures contracts, commodity options, CDS and IRS. Just as with futures contracts, the CFTC will also regulate the CIS transactions themselves.[2]

At CME, CIS is governed by the Clearing House Risk Committee, which provides guidance and oversight to the clearing house on general matters related to products subject to CME's Base Guaranty Fund, including futures contracts, options on futures and cleared CIS contracts.

CME, as a DCO, is subject to comprehensive regulation by the CFTC and CIS is currently a product for which CME offers its clearing services. Among other things, the CFTC's regulatory framework requires each DCO to establish appropriate requirements for determining product eligibility for clearing, taking into account the DCO's ability to manage the risks associated with each product, including swaps, futures contracts and commodity options and to implement an appropriate risk management program for that product, whether futures contracts, commodity options or swaps.

Furthermore, CME is required to comply with the 23 CFTC Core Principles applicable to registered DCMs and the 18 CFTC Core Principles applicable to DCOs.[3] The CFTC conducts regular audits or risk reviews of CME with respect to these Core Principles. CME is, and has always been, registered and in good standing with the CFTC. In addition, CME is notice registered with the Commission as a special purpose national securities exchange for the purpose of trading security futures products. In the United Kingdom (the "U.K."), CME is a Recognised Overseas Investment Exchange and a Recognised Overseas Clearing House, subject to regulation by the U.K. Financial Services Authority.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), DCOs such as CME that were clearing swaps (including CIS) before the date of enactment are "deemed to be registered" as clearing agencies under the securities laws for the purpose of clearing security-based swaps.[4] This "deemed registered" provision took effect on July 16, 2011.

Clearing Members

CME's rules alone or in combination with laws, rules and regulations applicable to CME and the clearing members for its DCMs require that any CME Clearing Member who purchases, sells, or holds CIS positions for other persons (i.e., customers including any Fund): (1) must be registered with the CFTC as an FCM; (2) effectively

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2 See 77 Fed. Reg. 48208 (Aug. 13, 2012).

3 The DCM and DCO Core Principles are set forth in Sections 5(d) and 5b(c)(2) of the CEA and the CFTC's Part 39 Rules. See 76 Fed. Reg. 69334 (Nov. 8, 2011) (adopting final rules establishing DCO Core Principles).

4 See Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Pub. L. No. 111-203, 124 Stat. 1375 (2010).

provide for the separate treatment of funds and securities of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of purchasing, selling, or holding CIS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME Clearing Member is maintaining adequate capital and liquidity and (b) separate ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding CIS positions for other persons and those it holds for its proprietary accounts.

Separate Treatment of Customer Funds and Securities and LSOC

CFTC regulations and CME rules require any CME Clearing Member who clears CIS transactions for customers and any FCM who maintains a clearing relationship with a CME Clearing Member for this purpose to be registered as an FCM and to ensure that customer funds and property are treated separately from its own proprietary positions and those of its affiliates. In this regard, the CFTC had originally adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter ("OTC") derivatives" account class (the "OTC Derivatives Account Class") that would apply in the event of the bankruptcy of an FCM which became effective May 6, 2010.[5] Subsequently, pursuant to Section 724(a) of the Dodd-Frank Act, in February 2012 the CFTC adopted final rules implementing the segregation requirements for swap collateral, include collateral securing CIS (the "Collateral Protection Rules") and conforming amendments to its Part 190 Bankruptcy Rules which replace the OTC Derivatives Account Class with a new cleared swap account class.[6] The Collateral Protection Rules adopted a segregation model for swap collateral that is referred to as the "legal segregation with operational commingling" or "LSOC" model, also referred to as the "complete legal segregation model." The CFTC selected the LSOC model after considering a total of five segregation models, including the model used for futures margin, based on its conclusion that LSOC "provides the best balance between benefits and costs in order to protect market participants and the public."[7]

Under the LSOC model, both FCMs and DCOs must segregate on their books the positions and the related swap collateral of each cleared swap customer. Operationally, FCMs and DCOs may hold such swap collateral in one omnibus customer account, although they must ensure that the omnibus account is separate from

5 See 75 Fed. Reg. 17297 (April 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared OTC derivatives only); 74 Fed. Reg. 40794 (August 13, 2009) (proposing rules to establish a sixth and separate account class applicable for cleared OTC derivatives only).

6 See 77 Fed. Reg. 6336 (Feb. 7, 2012) (adopting final rules regarding the protection of cleared swaps customer collateral and conforming bankruptcy provisions). See discussion infra, at 11-12.

7 See id. at 6344.

any account holding FCM or DCO property or property belonging to non-cleared swaps customers. The key feature of LSOC is that it reduces "fellow customer risk" in the situation known as a "double default." Pursuant to CME rules, CME Clearing Members are guarantors of any obligations of their customers to CME and upon the failure of a CME Clearing Member's customer to satisfy an obligation to CME, the CME Clearing Member, in its role as guarantor, would be required to make a payment to CME to cure such customer's failure. A double default occurs when, following a default by a clearing member FCM's customer, the clearing member FCM has insufficient capital and fails to satisfy its payment obligation to the DCO. In this situation, the clearing member FCM is likely to file for protection in bankruptcy. Fellow customer risk is the risk that, in such a situation, a DCO would access the collateral of non-defaulting customers to cure the clearing member FCM default arising from its customer account. Under the LSOC model, the DCO is generally prohibited from accessing the collateral of the clearing member FCM's non-defaulting customers, and has the customer-by-customer account records necessary to enforce this prohibition.

In adopting LSOC and the Cleared Swap Account Class (as defined below) rules, the CFTC identified certain respects in which the LSOC model, which applies to cleared swaps (including CIS), includes additional protection for cleared swap customers than those that are available for futures customers (i.e., the segregation requirements of Section 4d(2) for futures traded on a domestic exchange, and CFTC Rule 30.7 for futures traded on a foreign exchange, each of which is referred to in Rule 17f-6).[8] These additional protections relate primarily to improvement in swap customer transparency at the DCO level and the general prohibition on DCO use of non-defaulting swap customer assets to cure an FCM default caused by another cleared swap customer. These features of LSOC, in turn, provide enhanced protection against fellow customer risk in the event of an FCM bankruptcy, both in terms of reducing customer loss and facilitating transfers of positions and pro rata distributions.

First, under LSOC, DCOs must maintain records that segregate customer cleared swap margin on a customer-by-customer basis.[9] As indicated by the CFTC in explaining its choice of LSOC, the DCO's customer-by-customer segregation of cleared swap collateral has "a significant advantage" in fostering transfer of customer positions to a solvent and willing FCM in the case of the original FCM's bankruptcy. "[E]ach DCO will have important customer information on a customer-by-customer basis that can be used to facilitate and implement transfer, and is thus less reliant upon the FCM for that information."[10] Second, after an FCM default, LSOC generally prohibits a DCO from accessing the collateral of the FCM's non-defaulting cleared swap customers. As explained by the CFTC, this feature of LSOC also fosters the transfer of non-defaulting

8 77 Fed. Reg. at 6347.

9 Although Section 4d(b) of the CEA and CFTC rules and orders require FCMs to segregate the futures margin of each customer on their books and records, DCOs are permitted to keep their books and records for an FCM's futures customers on an omnibus basis.

10 *Supra* note 6 at 6340.

customer positions in an FCM bankruptcy, by narrowing the situations in which the DCO would be permitted to liquidate customer positions.

Currently, CME does not offer risk offsets for cleared CIS customers with futures transactions on underlying physical commodities. Given that risk offsets of cleared CIS transactions and commodity futures transactions are contemplated, we expect that CME will submit in the future a petition for a Section 4d order or comparable relief with respect to cleared CIS transactions, which if granted, would permit funds margining cleared CIS transactions and futures transactions on underlying physical commodities on CME to be held by clearing FCMs and clearing houses in commingled accounts or otherwise permit risk offsets of funds for such transactions. However, in accordance with CME Rule 8F03, prior to the issuance of such an order or comparable relief, all CIS contracts submitted to CME for clearing for the account of a clearing member FCM's customer must be held in an account that only holds funds and property margining cleared CDS and IRS transactions, cleared CIS transactions, or other cleared OTC derivatives transactions and is subject to CME's rules for the Cleared Swap Account Class and LSOC. Thus, consistent with the foregoing, CME's clearing of CIS incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

Adequate Capital and Liquidity

Broker-dealers or FCMs must maintain capital and liquidity in accordance with relevant Commission and CFTC rules and regulations. In addition, CME's requirements for minimum capital, contribution to the guaranty fund based on risk factors, maintenance margin, and mark-to-market with immediate payment of losses assure adequate capital and liquidity for clearing member firms who are not broker-dealers or FCMs (i.e., clearing members who only carry positions for proprietary or non-customer accounts), as well as those who are broker-dealers or FCMs. Clearing member FCMs subject to CFTC net capital requirements must maintain Adjusted Net Capital ("ANC") at prescribed levels. CME and the CFTC have adopted a risk-based capital requirement as the regulatory minimum capital requirement. Capital requirements are monitored by CME's Financial and Regulatory Surveillance Department (formerly the Audit Department) and ANC requirements vary to reflect the risk of each clearing member's positions as well as CME's assessment of each clearing member's internal controls, risk management policies and back office operations.

Clearing members must have tools to manage appropriate requirements with respect to their customers. CME Rule 982 requires clearing members to establish written risk management policies and procedures, including monitoring the risks assumed by specific customers. To facilitate such controls with respect to CIS transactions, CME's clearing systems include functionality that permits clearing members to register customer accounts and specify customer credit limits. Control features of CME's clearing systems will ensure that CIS transactions cannot be submitted to clearing for non-registered accounts or if the positions resulting from the transaction or transactions would cause a specified daily exposure limit to be exceeded. Also, the CFTC has adopted CFTC Rule 1.73, which imposes certain risk management obligations on clearing member FCMs, including, but not limited to (i) establishing of risk-based limits in the proprietary account and in each customer account; (ii) having the ability to screen orders for compliance with the limits; (iii) monitoring for adherence to risk-based limits intra-day and overnight; and (iv) performing certain stress tests within specified time frames.[11]

CME determines the acceptability of different collateral types and determines appropriate haircuts. A list of acceptable collateral and applicable haircuts is available at http://www.cmegroup.com/clearing/financial-and-collateral-management/collateral-types-accepted.html. Collateral requirements for CIS contracts eligible for clearing will appropriately reflect the specific risks of such CIS contracts.

Sufficient Books and Records

Broker-dealers and FCMs must meet their respective SEC and CFTC recordkeeping requirements. CME Rule 8F04(10) requires each FCM who is an OTC clearing member to keep the same books and records for OTC derivatives (including CIS contracts) submitted to CME for clearing as the FCM is required to keep under CFTC recordkeeping requirements. CME reserves the right to examine clearing member books at all times.

Clearing members are required under CME rules, the CEA and CFTC regulations to maintain adequate accounting systems, internal accounting controls and procedures for safeguarding customer and clearing member assets. These requirements will apply to CIS contracts cleared by CME. These systems, controls and procedures must be robust enough to allow the clearing member to demonstrate to the CME Group Financial and Regulatory Surveillance Department that it maintains adequate capital and liquidity. In addition, the systems, controls and procedures must be able to evidence the separate ownership of funds, securities and positions it may hold for the purpose of purchasing, selling or holding CIS positions for customers and those it holds for its own proprietary accounts. Financial and Regulatory Surveillance Department staff routinely examine clearing members to ensure compliance with these standards. Further, Financial and Regulatory Surveillance Department staff may prescribe additional accounting, reporting, financial and/or operational requirements for clearing members and clearing members must comply with such requirements.

Clearing and Settlement

CME clearing and settlement of CIS contracts will operate using the established systems and procedures that stand behind trading in CME's primary futures market.

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[11] See 77 Fed. Reg. 21278 (Apr. 9, 2012) (adopting final rules regarding customer clearing documentation, timing of acceptance for clearing, and clearing member risk management).

CME clearing and settlement of CIS contracts will also be subject to CFTC oversight of risk management and collateralization procedures. In this regard, CME meets the standards set forth in the CPSS/IOSCO report "Recommendations for Central Counterparties."

Benefits of the Clearing Solution

CME, acting as a central counterparty, will reduce counterparty risk inherent in the CIS market and mitigate the risk and potential systemic impacts of counterparty failures. By clearing and settling CIS contracts, CME will substitute itself as the counterparty to each original party. As a result, CIS counterparties, just as futures market participants, will no longer be exposed to each others' credit risk. Instead, each counterparty, including Fund customers, will receive the benefit of CME's package of financial safeguards for CIS transactions which are accepted for clearing by CME.

CME will also have the ability to reduce the risk of collateral flows by netting positions in similar instruments and by netting gains and losses across different instruments. As a result, instead of an CIS market participant having a large volume of trades, some offsetting, with many counterparties, participants will benefit from netting. Moreover, centralized clearing will provide more flexibility to trade in and out of positions, and will allow for the expeditious transfer or liquidation of the positions of a troubled or defaulting clearing member, including a clearing member who is a registered FCM. If a CME Clearing Member is troubled (i.e., it fails to meet minimum financial requirements or its financial or operational condition may jeopardize the CME's integrity, or negatively impact the financial markets), then CME may take action pursuant to Rules 974 (Failure to Meet Minimum Financial Requirements) or 975 Emergency Financial Conditions. In the event of a default by a CME Clearing Member, the process will be governed by applicable CME Rules, including Chapter 8F (Over-the-Counter Derivative Clearing), and the default procedures contained in Rule 802 (Protection of Clearing House). Chapter 8-F further incorporates the general CME Rules relating to defaults, including but not limited to Rule 976 (Suspension of Clearing Members), Rule 978 (Open Trades of Suspended Clearing Members), and Rule 979 (Suspended or Expelled Clearing Members).

CME has three financial safeguards packages: Base, IRS and CDS. In the event of a CME Clearing Member default, CME may access the relevant financial safeguards package as necessary, which provides for the mutualization of loss among CME Clearing Members and CME pursuant to the CME Rules. CME's financial safeguards packages are a combination of each CME Clearing Member's collateral on deposit to support its positions, the collateral of its customers to support customer positions, CME's corporate contribution, security deposits and assessment powers. CIS will be supported by CME's Base financial safeguards package.

The clearing solution will enhance the transparency of the CIS market, through reporting of CIS settlement prices and aggregate open interest. The availability of such information will improve the fairness, efficiency, and competitiveness of CIS markets, which, in turn, will enhance investor protection and facilitate capital formation.

The clearing solution also will reduce operational risk and costs by enhancing the efficiency of CIS trading and clearing. Integrating CME clearing with market participants' middle and back office infrastructures will reduce manual processes, operational risk, and the likelihood of costly errors. The CME clearing solution also will help ensure that eligible trades are cleared and settled in a timely manner, thereby reducing the operational risks associated with unconfirmed and failed trades.

In sum, just as other cleared OTC transactions, cleared CIS transactions will be cleared and margined under the CME clearing solution in the same manner as exchange-traded futures contracts and will be treated similarly to conventional futures contracts or options on futures contracts for purposes of a Fund posting margin with a registered FCM and the flow of a Fund's margin funds to secure such positions. In this respect, just as cleared CDS and IRS transactions, cleared CIS transactions are functionally equivalent to conventional futures contracts or options on futures contracts and should be viewed as analogous to such contracts for purposes of Rule 17f-6, as discussed below. The requested relief would provide Funds equal access to the benefits and protections afforded to other market participants using CME to clear CIS. However, should the Division staff not provide the no action assurance requested in this letter, Funds likely will be able to access the CIS marketplace only through direct, bilateral transactions with individual CIS counterparties, foregoing the substantial benefits of central clearing recognized by Congress through the passage of the Dodd-Frank Act.

Commission and Congressional Policy

The events of the past several years have demonstrated the risks posed to the financial markets and the economy from a previously largely unregulated OTC derivatives market and the concomitant need to address these risks through a comprehensive framework of regulation, market transparency, and centralized clearing.[12] In the aftermath of the market turmoil of 2007 and 2008, the President's Working Group on Financial Markets, which consists of the Secretary of the Treasury, the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the Commission, and the Chairman of the CFTC, stated that the implementation of a central counterparty for OTC derivatives transactions was a priority.[13] In this regard, the

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12 See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets, November 14, 2008, available at http://www.ustreas.gov/press/releases/reports/policyobjectives.pdf ("Public reporting of prices, trading volumes and aggregate open interest should be required to increase market transparency for participants and the public.").

13 See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets (November 14, 2008), http://www.ustreas.gov/press/releases/reports/policyobjectives.pdf. See also Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (March 13, 2008), http://www.treas.gov/press/releases/reports/

Commission and other federal financial regulators have been working to foster the development of centralized clearing for OTC derivatives, as has Congress in connection with finalizing financial services industry reform legislation.

One of the most important objectives underlying the enactment of the Dodd-Frank Act is promoting price transparency and minimizing exposure to counterparty credit risk and systemic risk in the OTC derivatives market. The principal means by which Title VII of the Dodd-Frank Act ("Title VII") seeks to accomplish this objective is by subjecting as many swaps as possible, including CIS, to central clearing and also requiring such swaps to be traded on exchanges or swap execution facilities.[14] In furtherance of these regulatory purposes, Title VII of the Dodd-Frank Act imposes mandatory clearing and trade execution requirements on swap contracts that are determined by the CFTC to be "clearable" and authorizes the CFTC to adopt rules designed to implement an appropriate regulatory framework.[15]

Title VII also directs the applicable regulatory authorities, including the Commission, to adopt capital and margin requirements with respect to non-cleared swaps to help ensure the safety and soundness of swap dealers and major market participants and to reflect the greater risk associated with non-cleared swaps held by these entities, which further reflects the Congressional policy of fostering central clearing of swaps. Consistent with Congressional intent, Title VII directs the Commission and the CFTC to adopt rules and issue interpretations of such rules as necessary to prevent evasions of the broad mandatory clearing requirement embodied in Title VII.[16]

In addition, former Chairman Schapiro testified on a number of occasions that central counterparties contribute to the goal of market stability and help to protect the broader financial system. In this regard, the Commission has taken a number of actions to facilitate the centralized clearing of OTC derivatives, including, among other things, issuing the Commission Order (as defined below) and similar conditional exemptions for other central counterparties.[17]

<u>CFTC Policy</u>

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pwgpolicystatemktturmoil_03122008.pdf; Progress Update on March Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (October 2008), http://www.treas.gov/press/releases/reports/q4progress%20update.pdf.

14 <u>See</u> n.4 <u>supra</u> at §723, 1675-1682. <u>See also</u> n.4 <u>supra</u> at 1762-69.

15 <u>See</u> 77 Fed. Reg. 74284 (Dec. 13, 2012) (adopting final rules specifying mandatory clearing requirements for four classes of interest rate swaps and two classes of credit default swaps).

16 <u>See</u> n.4 <u>supra</u> at § 723, 1678. <u>See also</u> n.4 <u>supra</u> at § 763, 1764.

17 <u>See</u> Hearing on Over-The-Counter Derivatives: Modernizing Oversight to Increase Transparency and Reduce Risks Before S. Sub-Comm. on Securities, Insurance and Investment, 111th Cong. (2009) (statement of Mary L. Schapiro, Chairman, U.S. Securities and Exchange Commission).

Under the Dodd-Frank Act, the CFTC is required to promulgate regulations to bring comprehensive regulation to the swaps market, including mandatory clearing of standardized swaps transactions. In this regard, we expect that many forms of CIS will be subject to mandatory clearing and will be cleared by registered DCOs, such as CME, subject to CFTC regulation and oversight.[18] CME as well as similar clearinghouses have successfully cleared futures contracts and commodity options for decades and the centralized clearing of standardized swaps, including CIS, is intended to reduce systemic risk in the swaps market. DCOs, like CME, have already been subject to extensive regulation and oversight under the CEA and, pursuant to the Dodd-Frank Act, the CFTC has proposed and adopted additional requirements, including, but not limited to, additional core principles related to risk management requirements and product eligibility.[19] CME does not anticipate that any regulations subsequently adopted will materially affect CME's ability to clear CIS because, as noted above, CME is already subject to extensive regulation and oversight by the CFTC. We believe that our existing operations and infrastructure, which currently govern the clearing of futures contracts, commodity options, CDS, IRS and CIS, are robust and flexible enough to support any changes which may be required by the CFTC's regulations. CIS are another product for which CME will offer its clearing services pursuant to amendments to its rules, as described above and CIS will be incorporated into CME's existing operations and infrastructure.

DISCUSSION

Approach to FCM Bankruptcy

Section 724(b) of the Dodd-Frank Act clarified the status of cleared swaps as commodity contracts under the Bankruptcy Code. As previously noted, in connection with its adoption of LSOC, the CFTC also adopted companion changes to its Part 190 Bankruptcy Rules in order to implement Section 724(b). Among other changes, the CFTC adopted Rule 190.01(a), which creates a new cleared swap account class, comprised of an FCM's cleared swaps account (the "Cleared Swap Account Class"). The Cleared Swap Account Class replaces the OTC Derivatives Account Class that the CFTC had previously established before the enactment of the Dodd-Frank Act, and applies to bankruptcies of both FCMs and DCOs.[20]

In general, the concept of "account class" governs the manner in which a trustee

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18 As noted above, certain IRS and CDS contracts are already subject to a mandatory clearing determination issued by the CFTC.

19 See also 77 Fed. Reg. 21278 (Apr. 9, 2012) (adopting final rules regarding the documentation to be executed between a customer and an FCM and the timing of acceptance or rejection of trades for clearing by DCOs and clearing member FCMs) and 77 Fed. Reg. 67866 (Nov. 14, 2012) (proposing rules enhancing protections afforded customers and customer funds held by FCMs and DCOs for futures and options on futures transactions).

20 See *supra* n.5.

in bankruptcy calculates the pro rata share for each FCM customer in an FCM or DCO bankruptcy. Under the current rules, there are five account classes, each of which must be recognized as a separate class of account by the trustee: (i) futures accounts, (ii) foreign futures accounts, (iii) leverage accounts, (iv) delivery accounts, and (v) cleared swaps accounts. Under the Part 190 Rules, each account class is a separate pool of funds for claims of customers in that class. The claims of customers whose funds are held in defined account classes will have priority over proprietary claims and the claims of general creditors in an FCM's bankruptcy.

The purpose of the account class concept is to ensure that the CFTC's segregation requirements adopted for a particular type of instrument confer the benefit of those safeguards in the case of an FCM or DCO bankruptcy. CFTC regulations apply different segregation requirements and other requirements to the treatment of positions (and margin securing these positions) based on the underlying characteristics of those contracts. The account class concept is designed to ensure that in a bankruptcy of an FCM, customers that hold positions in instruments subject to one requirement benefit from specific protections afforded by such requirements. As the CFTC has stated, "[o]bviously, much of the benefit of segregation would be lost if property segregated on behalf of a particular account could be allocated to pay the claims of customers of a different account class for which less stringent segregation were in effect."[21] As a result of the CFTC's creation of the Cleared Swaps Account Class, cleared swaps customers will receive the benefit of the LSOC segregation model in the event of an FCM or DCO bankruptcy.

<u>Rule 17f-6</u>

Rule 17f-6 permits a Fund to maintain its assets with a registered FCM and certain other entities, including clearing organizations such as CME, in connection with effecting transactions in futures contracts and commodity options traded on both U.S. and foreign exchanges, subject to meeting certain conditions. Specifically, Rule 17f-6 requires a written contract between the Fund and the FCM containing certain provisions, including a provision that (i) the FCM will comply with the segregation requirements of Section 4d of the CEA and the CFTC's rules thereunder, or as applicable, the secured amount requirement for foreign futures and options contracts under CFTC Rule 30.7;[22] (ii) the FCM may place and maintain the Fund's assets to effect its transactions with another FCM, a clearing organization, a U.S. or foreign bank, or a member of a foreign board of trade and if so the FCM must obtain an acknowledgment that such assets are held on behalf of the FCM's customers in accordance with the CEA and CFTC rules;[23] and (iii) the FCM will promptly furnish copies of extracts from its records or such other information pertaining to the Fund's

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21 See 74 Fed. Reg. 40794, 40795 (Aug. 13, 2009).

22 See Rule 17f-6(a)(1)(i) under the 1940 Act.

23 See Rule 17f-6(a)(1)(ii) under the 1940 Act.

assets as the Commission may request.[24] Also, to protect the Fund's assets from loss in the event of the FCM's bankruptcy, any gains on Fund transactions may be maintained with the FCM only in de minimis amounts and the Fund must have the ability to withdraw its assets as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6.[25]

Rule 17f-6 enables a Fund to engage in trading futures contracts and commodity options in essentially the same manner as other futures market participants under conditions which are designed to assure safekeeping of the Fund's assets in keeping with the safe custody requirements of Section 17(f) of the 1940 Act. Thus, the Commission has sought to facilitate participation by investment companies in the derivatives financial markets and to eliminate undue regulatory burdens in a manner consistent with the regulatory concerns underlying Section 17(f) of the 1940 Act. Prior to adoption of Rule 17f-6, FCMs were not permitted to maintain custody of investment company assets and Commission staff had required investment companies to maintain their initial margin deposits in separate accounts with a third party custodian bank. FCMs therefore needed to advance their own funds to meet investment company margin obligations with the clearing organization or other clearing FCM used to effect such transactions.[26]

In adopting Rule 17f-6, the Commission recognized the safeguards for customer assets provided by the CEA and the CFTC's rules and concluded that permitting funds to maintain margin with FCMs in connection with futures transactions was in the public interest and consistent with the policies and provisions of Section 17(f). The safeguards the Commission relied on in reaching this conclusion included segregation of customer funds, the secured amount requirement (in the case of an FCM engaging in foreign futures and options transactions), and FCM net capital and financial reporting requirements. The Commission concluded, in particular, that in view of these safeguards, the third-party safekeeping accounts that funds were required to use in absence of the relief provided by Rule 17f-6 could be redundant or unnecessary.

As set forth in the correspondence supporting the Existing No-Action Letters, safeguards for protection of customer funds similar to those that formed the basis for Rule 17f-6 are also in place for cleared swaps transactions. Moreover, since the Existing No-Action Letters were granted, the CFTC has adopted final rules for the protection of customer swap collateral that provide additional safeguards.

Rule 17f-6 permits a Fund to maintain its assets to effect futures contracts or

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24 See Rule 17f-6(a)(1)(iii) under the 1940 Act.

25 See Rule 17f-6(a)(2) and (3) under the 1940 Act.

26 See 59 Fed. Reg. 28286 (June 1, 1994) (proposing Rule 17f-6 for public comment). By diverting capital which would otherwise be available to the FCM, third party safekeeping accounts were thought to create systemic liquidity risks in the marketplace, particularly during periods of market stress. Id. at 28290.

options on futures contracts with a registered FCM, without regard to whether the FCM is a clearing member FCM or acts in an introducing capacity by maintaining a clearing relationship with a clearing member FCM.[27] However, pursuant to CME rules, a customer wishing to clear CIS transactions on CME may only do so if the customer maintains an account with a registered FCM who is a CME Clearing Member who meets the additional requirements to clear CIS transactions for customers. Thus, consistent with Rule 17f-6, the Fund's account will be carried on the books of a registered FCM.

Each FCM who holds assets for an unaffiliated Fund customer wishing to clear CIS transactions on CME, just as with cleared CDS and IRS transactions, will address each of the requirements of Rule 17f-6, as follows:

The manner in which the FCM will maintain such a Fund's assets will be governed by a written contract between the Fund and the FCM, which provides that:[28]

(i) the FCM will comply with the requirements relating to the separate treatment of customer funds and property of CME rules and LSOC specifying the substantive requirements for the treatment of cleared OTC derivatives in the Cleared Swap Account Class prior to any bankruptcy;[29]

(ii) the FCM may place and maintain the Fund's assets as appropriate to effect the Fund's cleared CIS transactions on CME and in accordance with the CEA and the CFTC rules, and will obtain an acknowledgement, to the extent required under CFTC Rule 1.20(a), that such assets are held on behalf of the FCM's customers in accordance with the provisions of the CEA;[30]

(iii) the FCM will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[31]

(iv) any gains on the Fund's transactions, other than de minimis amounts, may be maintained with the FCM only until the next business day following

[27] See 61 Fed. Reg. 66207, 66209 (December 17, 1996) (Rule 17f-6 does not require that the FCM be a member of a commodity exchange or clearing organization).

[28] See Rule 17f-6(a)(1) under the 1940 Act.

[29] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[30] See Rule 17f-6(a)(1)(ii) under the 1940 Act. Under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers. See also CFTC Rule 22.5 (parallel provision applicable to cleared OTC swaps customer collateral).

[31] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

receipt[32]; and

(v) the Fund has the ability to withdraw its assets from the FCM as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[33]

The conditions for CIS will be identical to the conditions set forth in the Existing No-Action Letters, except that the conditions in the Existing No-Action Letters refer to the OTC Derivatives Account Class rather than the Cleared Swap Account Class. Rule 17f-6 imposes the condition that the FCM will agree to comply with the segregation requirements of Section 4d(2) of the CEA and the rules thereunder for futures traded on a domestic exchange and the "secured amount requirements" of Rule 30.7 under the CEA for futures traded on a foreign exchange. The related condition in the Existing No-Action Letters requires the FCM to agree to comply with "the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the cleared OTC derivatives account class prior to bankruptcy."

As explained above, CFTC rules apply different segregation requirements to different types of instruments, which impose varying levels of safeguards, depending on the nature of the instruments and other factors. These segregation requirements are applied by class. The CFTC also noted that some requirements are more stringent than others. In this hierarchy, LSOC, which applies to cleared swaps, including CIS, is the most stringent. The futures model, adopted under Section 4d(2), is between LSOC and the requirements for Rule 30.7 accounts. As indicated above, both the futures model and Rule 30.7 are sufficient segregation procedures under Rule 17f-6. The SEC Order[34], which granted relief from certain custody provisions under the Exchange Act, accepted three permitted segregation models, depending on which type of account was available: an account established by Section 4d of the CEA (such as the futures account if available); absent a CFTC order under Section 4d, a cleared OTC Derivatives Account Class; and finally, absent either of those, a Rule 30.7 account.

The Staff's original position granting the Existing No-Action Letters permitted the same segregation hierarchy as the SEC Order. During the time period in which the Existing No-Action Letters was granted, the OTC Derivatives Account Class was created and used for cleared swap margin. Accordingly, the most recent versions of the Existing No-Action Letters cited only the cleared OTC Derivatives Account Class. Now that the CFTC has adopted the LSOC rules and conforming amendments to its Part

32 See Rule 17f-6(a)(2) under the 1940 Act.

33 See Rule 17f-6(a)(3) under the 1940 Act.

34 In an order dated March 30, 2010 (the "SEC Order"), the SEC granted temporary exemptions from certain custody and other provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to CME and CME Clearing Members to facilitate central clearing of certain CDS. The SEC Order was initially to expire November 30, 2010, but was extended and modified, and ultimately expired July 16, 2011.

190 Bankruptcy Rules establishing the Cleared Swap Account Class, we believe that it is appropriate to refer to the Cleared Swap Account Class.

CONCLUSION

Based upon the foregoing, we believe that treating CIS contracts, just as with cleared CDS and IRS contracts, that are cleared by the CME as "Exchange-Traded Futures Contracts and Commodity Options" for purposes of Rule 17f-6 is consistent with the approach taken by the Commission and the Division staff in applying the safe custody requirements of Section 17(f) of the 1940 Act in response to significant developments in the financial markets, as reflected in the Existing No-Action Letters, as well as the policies articulated in the Dodd-Frank Act, the SEC Order, the adoption of final rules establishing LSOC and the underlying policies of the 1940 Act. In this regard, the Commission and the Division staff have sought to provide Funds with flexibility in their custodial arrangements where necessary to facilitate their investment and trading activities in an efficient manner, as long as Fund assets are adequately protected by procedures similar to the applicable rules under Section 17(f), including situations in which there was not literal compliance with the provisions of the relevant rule. See also Fixed Income Clearing Corp. (pub. avail. March 13, 2003). As we have explained, even though cleared CIS contracts, just as cleared CDS and IRS contracts, are not literally "Exchange-Traded Futures Contracts and Commodity Options" as defined in Rule 17f-6, we believe that cleared CIS contracts are functionally equivalent to such instruments and that each of the conditions set forth in Rule 17f-6 will be satisfied in all respects.

If you or your staff has any questions or need additional detail, please do not hesitate to contact the undersigned at (212) 299-2200.

Sincerely,

Christopher K. Bowen
Managing Director
Chief Regulatory Counsel

CME Group

Christopher Bowen
Managing Director and Chief Regulatory Counsel
Legal Department

June 24, 2013

Douglas Scheidt, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Applicability of Rule 17f-6 to Cleared Cash-Settled Commodity Index Swap Transactions

Dear Mr. Scheidt:

Pursuant to our recent telephone conversations with the Division of Investment Management (the "Division") staff, we are submitting this letter to request that the Division staff not recommend enforcement action to the Securities and Exchange Commission (the "Commission" or "SEC") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered Investment Company (a "Fund") if the Fund or its custodian places and maintains cash, securities and/or other property ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") for purposes of meeting CME's or a clearing member's margin requirements for certain cash-settled commodity index swap contracts ("CIS") that are cleared by CME. We have addressed below each of the issues on which the Division staff has requested additional input from us.

We note that the Division staff has provided no-action letter assurance permitting a Fund or its custodian to place and maintain assets in the custody of CME or a CME Clearing Member (as defined below) for purposes of meeting CME's or a CME Clearing Member's margin requirements for credit default swap contracts ("CDS") and interest rate swap contracts ("IRS") that are cleared by CME (the "CDS No-Action Letter" and "IRS No-Action Letter", respectively, and together the "Existing No-Action Letters").[1] To facilitate your review, we are reiterating in this letter most of the facts,

[1] See CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,532 (Jul. 16, 2010), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,626, (December 3, 2010), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,752 (July 29, 2011), Chicago Mercantile Exchange, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,712 (March 24, 2011), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,753 (July 29, 2011) CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,017 and SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,018.

discussion and analysis set forth in the Existing No-Action Letters, as well as addressing any material differences between CDS and IRS that are cleared by CME on the one hand and CIS that are cleared by CME on the other hand. As noted below, we do not believe that there are any such material differences. We note further that the facts and representations in this letter are substantially identical to those in the Existing No-Action Letters.

BACKGROUND

Clearing and Settlement

CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges. CME was founded in 1898 as a not-for-profit corporation; in 2000 CME demutualized and became a shareholder-owned corporation.

CME and the Board of Trade of the City of Chicago ("CBOT") are Designated Contract Markets (each a "DCM"), regulated by the CFTC, for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a Derivatives Clearing Organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME provides clearing services, including CIS. CME, as part of its clearing services, will be interposed as a central counterparty for transactions in cleared CIS. Customers (including Funds) that wish to clear CIS through CME must maintain an appropriate account relationship with a registered FCM that is a clearing member for CME or CBOT products, as applicable (a "CME Clearing Member"). The registered FCM that is a CME Clearing Member will clear the transaction and post margin directly with the CME and serve as their agent and guarantor in respect of cleared CIS. In this regard, CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations.

The Commodity Exchange Act (the "CEA") provides the CFTC with exclusive jurisdiction over, among other things, U.S. commodity futures trading, swaps trading (other than security-based swaps and mixed swaps), futures exchanges, clearinghouses that clear U.S. futures contracts, swaps, commodity options and FCMs. The CEA and CFTC rules require all FCMs to register as such and become a member of the National Futures Association ("NFA") and they also may be members of one or more designated contract markets (i.e., futures exchanges) and affiliated clearinghouses. The CFTC oversees the regulatory and compliance programs of the futures self-regulatory organizations, which include CME and NFA. NFA provides regulatory oversight of the futures market by, among other things, (i) screening all applicants for registration as FCMs; and (ii) taking disciplinary action against any FCM member who violates its rules. CME's clearing of CIS will be subject to the same regulatory framework that we have described with respect to futures contracts, commodity options, CDS and IRS. Just as with futures contracts, the CFTC will also regulate the CIS transactions themselves.[2]

At CME, CIS is governed by the Clearing House Risk Committee, which provides guidance and oversight to the clearing house on general matters related to products subject to CME's Base Guaranty Fund, including futures contracts, options on futures and cleared CIS contracts.

CME, as a DCO, is subject to comprehensive regulation by the CFTC and CIS is currently a product for which CME offers its clearing services. Among other things, the CFTC's regulatory framework requires each DCO to establish appropriate requirements for determining product eligibility for clearing, taking into account the DCO's ability to manage the risks associated with each product, including swaps, futures contracts and commodity options and to implement an appropriate risk management program for that product, whether futures contracts, commodity options or swaps.

Furthermore, CME is required to comply with the 23 CFTC Core Principles applicable to registered DCMs and the 18 CFTC Core Principles applicable to DCOs.[3] The CFTC conducts regular audits or risk reviews of CME with respect to these Core Principles. CME is, and has always been, registered and in good standing with the CFTC. In addition, CME is notice registered with the Commission as a special purpose national securities exchange for the purpose of trading security futures products. In the United Kingdom (the "U.K."), CME is a Recognised Overseas Investment Exchange and a Recognised Overseas Clearing House, subject to regulation by the U.K. Financial Services Authority.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), DCOs such as CME that were clearing swaps (including CIS) before the date of enactment are "deemed to be registered" as clearing agencies under the securities laws for the purpose of clearing security-based swaps.[4] This "deemed registered" provision took effect on July 16, 2011.

Clearing Members

CME's rules alone or in combination with laws, rules and regulations applicable to CME and the clearing members for its DCMs require that any CME Clearing Member who purchases, sells, or holds CIS positions for other persons (i.e., customers including any Fund): (1) must be registered with the CFTC as an FCM; (2) effectively

[2] See 77 Fed. Reg. 48208 (Aug. 13, 2012).

[3] The DCM and DCO Core Principles are set forth in Sections 5(d) and 5b(c)(2) of the CEA and the CFTC's Part 39 Rules. See 76 Fed. Reg. 69334 (Nov. 8, 2011) (adopting final rules establishing DCO Core Principles).

[4] See Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Pub. L. No. 111-203, 124 Stat. 1375 (2010).

provide for the separate treatment of funds and securities of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of purchasing, selling, or holding CIS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME Clearing Member is maintaining adequate capital and liquidity and (b) separate ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding CIS positions for other persons and those it holds for its proprietary accounts.

Separate Treatment of Customer Funds and Securities and LSOC

CFTC regulations and CME rules require any CME Clearing Member who clears CIS transactions for customers and any FCM who maintains a clearing relationship with a CME Clearing Member for this purpose to be registered as an FCM and to ensure that customer funds and property are treated separately from its own proprietary positions and those of its affiliates. In this regard, the CFTC had originally adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter ("OTC") derivatives" account class (the "OTC Derivatives Account Class") that would apply in the event of the bankruptcy of an FCM which became effective May 6, 2010.[5] Subsequently, pursuant to Section 724(a) of the Dodd-Frank Act, in February 2012 the CFTC adopted final rules implementing the segregation requirements for swap collateral, include collateral securing CIS (the "Collateral Protection Rules") and conforming amendments to its Part 190 Bankruptcy Rules which replace the OTC Derivatives Account Class with a new cleared swap account class.[6] The Collateral Protection Rules adopted a segregation model for swap collateral that is referred to as the "legal segregation with operational commingling" or "LSOC" model, also referred to as the "complete legal segregation model." The CFTC selected the LSOC model after considering a total of five segregation models, including the model used for futures margin, based on its conclusion that LSOC "provides the best balance between benefits and costs in order to protect market participants and the public."[7]

Under the LSOC model, both FCMs and DCOs must segregate on their books the positions and the related swap collateral of each cleared swap customer. Operationally, FCMs and DCOs may hold such swap collateral in one omnibus customer account, although they must ensure that the omnibus account is separate from

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[5] See 75 Fed. Reg. 17297 (April 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared OTC derivatives only); 74 Fed. Reg. 40794 (August 13, 2009) (proposing rules to establish a sixth and separate account class applicable for cleared OTC derivatives only).

[6] See 77 Fed. Reg. 6336 (Feb. 7, 2012) (adopting final rules regarding the protection of cleared swaps customer collateral and conforming bankruptcy provisions). See discussion infra, at 11-12.

[7] See id. at 6344.

any account holding FCM or DCO property or property belonging to non-cleared swaps customers. The key feature of LSOC is that it reduces "fellow customer risk" in the situation known as a "double default." Pursuant to CME rules, CME Clearing Members are guarantors of any obligations of their customers to CME and upon the failure of a CME Clearing Member's customer to satisfy an obligation to CME, the CME Clearing Member, in its role as guarantor, would be required to make a payment to CME to cure such customer's failure. A double default occurs when, following a default by a clearing member FCM's customer, the clearing member FCM has insufficient capital and fails to satisfy its payment obligation to the DCO. In this situation, the clearing member FCM is likely to file for protection in bankruptcy. Fellow customer risk is the risk that, in such a situation, a DCO would access the collateral of non-defaulting customers to cure the clearing member FCM default arising from its customer account. Under the LSOC model, the DCO is generally prohibited from accessing the collateral of the clearing member FCM's non-defaulting customers, and has the customer-by-customer account records necessary to enforce this prohibition.

In adopting LSOC and the Cleared Swap Account Class (as defined below) rules, the CFTC identified certain respects in which the LSOC model, which applies to cleared swaps (including CIS), includes additional protection for cleared swap customers than those that are available for futures customers (i.e., the segregation requirements of Section 4d(2) for futures traded on a domestic exchange, and CFTC Rule 30.7 for futures traded on a foreign exchange, each of which is referred to in Rule 17f-6).[8] These additional protections relate primarily to improvement in swap customer transparency at the DCO level and the general prohibition on DCO use of non-defaulting swap customer assets to cure an FCM default caused by another cleared swap customer. These features of LSOC, in turn, provide enhanced protection against fellow customer risk in the event of an FCM bankruptcy, both in terms of reducing customer loss and facilitating transfers of positions and pro rata distributions.

First, under LSOC, DCOs must maintain records that segregate customer cleared swap margin on a customer-by-customer basis.[9] As indicated by the CFTC in explaining its choice of LSOC, the DCO's customer-by-customer segregation of cleared swap collateral has "a significant advantage" in fostering transfer of customer positions to a solvent and willing FCM in the case of the original FCM's bankruptcy. "[E]ach DCO will have important customer information on a customer-by-customer basis that can be used to facilitate and implement transfer, and is thus less reliant upon the FCM for that information."[10] Second, after an FCM default, LSOC generally prohibits a DCO from accessing the collateral of the FCM's non-defaulting cleared swap customers. As explained by the CFTC, this feature of LSOC also fosters the transfer of non-defaulting

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8 77 Fed. Reg. at 6347.

9 Although Section 4d(b) of the CEA and CFTC rules and orders require FCMs to segregate the futures margin of each customer on their books and records, DCOs are permitted to keep their books and records for an FCM's futures customers on an omnibus basis.

10 *Supra* note 6 at 6340.

customer positions in an FCM bankruptcy, by narrowing the situations in which the DCO would be permitted to liquidate customer positions.

Currently, CME does not offer risk offsets for cleared CIS customers with futures transactions on underlying physical commodities. Given that risk offsets of cleared CIS transactions and commodity futures transactions are contemplated, we expect that CME will submit in the future a petition for a Section 4d order or comparable relief with respect to cleared CIS transactions, which if granted, would permit funds margining cleared CIS transactions and futures transactions on underlying physical commodities on CME to be held by clearing FCMs and clearing houses in commingled accounts or otherwise permit risk offsets of funds for such transactions. However, in accordance with CME Rule 8F03, prior to the issuance of such an order or comparable relief, all CIS contracts submitted to CME for clearing for the account of a clearing member FCM's customer must be held in an account that only holds funds and property margining cleared CDS and IRS transactions, cleared CIS transactions, or other cleared OTC derivatives transactions and is subject to CME's rules for the Cleared Swap Account Class and LSOC. Thus, consistent with the foregoing, CME's clearing of CIS incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

Adequate Capital and Liquidity

Broker-dealers or FCMs must maintain capital and liquidity in accordance with relevant Commission and CFTC rules and regulations. In addition, CME's requirements for minimum capital, contribution to the guaranty fund based on risk factors, maintenance margin, and mark-to-market with immediate payment of losses assure adequate capital and liquidity for clearing member firms who are not broker-dealers or FCMs (i.e., clearing members who only carry positions for proprietary or non-customer accounts), as well as those who are broker-dealers or FCMs. Clearing member FCMs subject to CFTC net capital requirements must maintain Adjusted Net Capital ("ANC") at prescribed levels. CME and the CFTC have adopted a risk-based capital requirement as the regulatory minimum capital requirement. Capital requirements are monitored by CME's Financial and Regulatory Surveillance Department (formerly the Audit Department) and ANC requirements vary to reflect the risk of each clearing member's positions as well as CME's assessment of each clearing member's internal controls, risk management policies and back office operations.

Clearing members must have tools to manage appropriate requirements with respect to their customers. CME Rule 982 requires clearing members to establish written risk management policies and procedures, including monitoring the risks assumed by specific customers. To facilitate such controls with respect to CIS transactions, CME's clearing systems include functionality that permits clearing members to register customer accounts and specify customer credit limits. Control features of CME's clearing systems will ensure that CIS transactions cannot be submitted to clearing for non-registered accounts or if the positions resulting from the transaction or transactions would cause a specified daily exposure limit to be exceeded. Also, the CFTC has adopted CFTC Rule 1.73, which imposes certain risk management obligations on clearing member FCMs, including, but not limited to (i) establishing of risk-based limits in the proprietary account and in each customer account; (ii) having the ability to screen orders for compliance with the limits; (iii) monitoring for adherence to risk-based limits intra-day and overnight; and (iv) performing certain stress tests within specified time frames.[11]

CME determines the acceptability of different collateral types and determines appropriate haircuts. A list of acceptable collateral and applicable haircuts is available at http://www.cmegroup.com/clearing/financial-and-collateral-management/collateral-types-accepted.html. Collateral requirements for CIS contracts eligible for clearing will appropriately reflect the specific risks of such CIS contracts.

Sufficient Books and Records

Broker-dealers and FCMs must meet their respective SEC and CFTC recordkeeping requirements. CME Rule 8F04(10) requires each FCM who is an OTC clearing member to keep the same books and records for OTC derivatives (including CIS contracts) submitted to CME for clearing as the FCM is required to keep under CFTC recordkeeping requirements. CME reserves the right to examine clearing member books at all times.

Clearing members are required under CME rules, the CEA and CFTC regulations to maintain adequate accounting systems, internal accounting controls and procedures for safeguarding customer and clearing member assets. These requirements will apply to CIS contracts cleared by CME. These systems, controls and procedures must be robust enough to allow the clearing member to demonstrate to the CME Group Financial and Regulatory Surveillance Department that it maintains adequate capital and liquidity. In addition, the systems, controls and procedures must be able to evidence the separate ownership of funds, securities and positions it may hold for the purpose of purchasing, selling or holding CIS positions for customers and those it holds for its own proprietary accounts. Financial and Regulatory Surveillance Department staff routinely examine clearing members to ensure compliance with these standards. Further, Financial and Regulatory Surveillance Department staff may prescribe additional accounting, reporting, financial and/or operational requirements for clearing members and clearing members must comply with such requirements.

Clearing and Settlement

CME clearing and settlement of CIS contracts will operate using the established systems and procedures that stand behind trading in CME's primary futures market.

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11 See 77 Fed. Reg. 21278 (Apr. 9, 2012) (adopting final rules regarding customer clearing documentation, timing of acceptance for clearing, and clearing member risk management).

CME clearing and settlement of CIS contracts will also be subject to CFTC oversight of risk management and collateralization procedures. In this regard, CME meets the standards set forth in the CPSS/IOSCO report "Recommendations for Central Counterparties."

Benefits of the Clearing Solution

CME, acting as a central counterparty, will reduce counterparty risk inherent in the CIS market and mitigate the risk and potential systemic impacts of counterparty failures. By clearing and settling CIS contracts, CME will substitute itself as the counterparty to each original party. As a result, CIS counterparties, just as futures market participants, will no longer be exposed to each others' credit risk. Instead, each counterparty, including Fund customers, will receive the benefit of CME's package of financial safeguards for CIS transactions which are accepted for clearing by CME.

CME will also have the ability to reduce the risk of collateral flows by netting positions in similar instruments and by netting gains and losses across different instruments. As a result, instead of an CIS market participant having a large volume of trades, some offsetting, with many counterparties, participants will benefit from netting. Moreover, centralized clearing will provide more flexibility to trade in and out of positions, and will allow for the expeditious transfer or liquidation of the positions of a troubled or defaulting clearing member, including a clearing member who is a registered FCM. If a CME Clearing Member is troubled (i.e., it fails to meet minimum financial requirements or its financial or operational condition may jeopardize the CME's integrity, or negatively impact the financial markets), then CME may take action pursuant to Rules 974 (Failure to Meet Minimum Financial Requirements) or 975 Emergency Financial Conditions. In the event of a default by a CME Clearing Member, the process will be governed by applicable CME Rules, including Chapter 8F (Over-the-Counter Derivative Clearing), and the default procedures contained in Rule 802 (Protection of Clearing House). Chapter 8-F further incorporates the general CME Rules relating to defaults, including but not limited to Rule 976 (Suspension of Clearing Members), Rule 978 (Open Trades of Suspended Clearing Members), and Rule 979 (Suspended or Expelled Clearing Members).

CME has three financial safeguards packages: Base, IRS and CDS. In the event of a CME Clearing Member default, CME may access the relevant financial safeguards package as necessary, which provides for the mutualization of loss among CME Clearing Members and CME pursuant to the CME Rules. CME's financial safeguards packages are a combination of each CME Clearing Member's collateral on deposit to support its positions, the collateral of its customers to support customer positions, CME's corporate contribution, security deposits and assessment powers. CIS will be supported by CME's Base financial safeguards package.

The clearing solution will enhance the transparency of the CIS market, through reporting of CIS settlement prices and aggregate open interest. The availability of such information will improve the fairness, efficiency, and competitiveness of CIS markets, which, in turn, will enhance investor protection and facilitate capital formation.

The clearing solution also will reduce operational risk and costs by enhancing the efficiency of CIS trading and clearing. Integrating CME clearing with market participants' middle and back office infrastructures will reduce manual processes, operational risk, and the likelihood of costly errors. The CME clearing solution also will help ensure that eligible trades are cleared and settled in a timely manner, thereby reducing the operational risks associated with unconfirmed and failed trades.

In sum, just as other cleared OTC transactions, cleared CIS transactions will be cleared and margined under the CME clearing solution in the same manner as exchange-traded futures contracts and will be treated similarly to conventional futures contracts or options on futures contracts for purposes of a Fund posting margin with a registered FCM and the flow of a Fund's margin funds to secure such positions. In this respect, just as cleared CDS and IRS transactions, cleared CIS transactions are functionally equivalent to conventional futures contracts or options on futures contracts and should be viewed as analogous to such contracts for purposes of Rule 17f-6, as discussed below. The requested relief would provide Funds equal access to the benefits and protections afforded to other market participants using CME to clear CIS. However, should the Division staff not provide the no action assurance requested in this letter, Funds likely will be able to access the CIS marketplace only through direct, bilateral transactions with individual CIS counterparties, foregoing the substantial benefits of central clearing recognized by Congress through the passage of the Dodd-Frank Act.

Commission and Congressional Policy

The events of the past several years have demonstrated the risks posed to the financial markets and the economy from a previously largely unregulated OTC derivatives market and the concomitant need to address these risks through a comprehensive framework of regulation, market transparency, and centralized clearing.[12] In the aftermath of the market turmoil of 2007 and 2008, the President's Working Group on Financial Markets, which consists of the Secretary of the Treasury, the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the Commission, and the Chairman of the CFTC, stated that the implementation of a central counterparty for OTC derivatives transactions was a priority.[13] In this regard, the

[12] See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets, November 14, 2008, available at http://www.ustreas.gov/press/releases/reports/policyobjectives.pdf ("Public reporting of prices, trading volumes and aggregate open interest should be required to increase market transparency for participants and the public.").

[13] See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets (November 14, 2008), http://www.ustreas.gov/press/releases/reports/policyobjectives.pdf. See also Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (March 13, 2008), http://www.treas.gov/press/releases/reports/

Commission and other federal financial regulators have been working to foster the development of centralized clearing for OTC derivatives, as has Congress in connection with finalizing financial services industry reform legislation.

One of the most important objectives underlying the enactment of the Dodd-Frank Act is promoting price transparency and minimizing exposure to counterparty credit risk and systemic risk in the OTC derivatives market. The principal means by which Title VII of the Dodd-Frank Act ("Title VII") seeks to accomplish this objective is by subjecting as many swaps as possible, including CIS, to central clearing and also requiring such swaps to be traded on exchanges or swap execution facilities.[14] In furtherance of these regulatory purposes, Title VII of the Dodd-Frank Act imposes mandatory clearing and trade execution requirements on swap contracts that are determined by the CFTC to be "clearable" and authorizes the CFTC to adopt rules designed to implement an appropriate regulatory framework.[15]

Title VII also directs the applicable regulatory authorities, including the Commission, to adopt capital and margin requirements with respect to non-cleared swaps to help ensure the safety and soundness of swap dealers and major market participants and to reflect the greater risk associated with non-cleared swaps held by these entities, which further reflects the Congressional policy of fostering central clearing of swaps. Consistent with Congressional intent, Title VII directs the Commission and the CFTC to adopt rules and issue interpretations of such rules as necessary to prevent evasions of the broad mandatory clearing requirement embodied in Title VII.[16]

In addition, former Chairman Schapiro testified on a number of occasions that central counterparties contribute to the goal of market stability and help to protect the broader financial system. In this regard, the Commission has taken a number of actions to facilitate the centralized clearing of OTC derivatives, including, among other things, issuing the Commission Order (as defined below) and similar conditional exemptions for other central counterparties.[17]

<u>CFTC Policy</u>

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pwgpolicystatemktturmoil_03122008.pdf; Progress Update on March Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (October 2008), http://www.treas.gov/press/releases/reports/q4progress%20update.pdf.

14 See n.4 supra at §723, 1675–1682. See also n.4 supra at 1762-69.

15 See 77 Fed. Reg. 74284 (Dec. 13, 2012) (adopting final rules specifying mandatory clearing requirements for four classes of interest rate swaps and two classes of credit default swaps).

16 See n.4 supra at § 723, 1678. See also n.4 supra at § 763, 1764.

17 See Hearing on Over-The-Counter Derivatives: Modernizing Oversight to Increase Transparency and Reduce Risks Before S. Sub-Comm. on Securities, Insurance and Investment, 111th Cong. (2009) (statement of Mary L. Schapiro, Chairman, U.S. Securities and Exchange Commission).

Under the Dodd-Frank Act, the CFTC is required to promulgate regulations to bring comprehensive regulation to the swaps market, including mandatory clearing of standardized swaps transactions. In this regard, we expect that many forms of CIS will be subject to mandatory clearing and will be cleared by registered DCOs, such as CME, subject to CFTC regulation and oversight.[18] CME as well as similar clearinghouses have successfully cleared futures contracts and commodity options for decades and the centralized clearing of standardized swaps, including CIS, is intended to reduce systemic risk in the swaps market. DCOs, like CME, have already been subject to extensive regulation and oversight under the CEA and, pursuant to the Dodd-Frank Act, the CFTC has proposed and adopted additional requirements, including, but not limited to, additional core principles related to risk management requirements and product eligibility.[19] CME does not anticipate that any regulations subsequently adopted will materially affect CME's ability to clear CIS because, as noted above, CME is already subject to extensive regulation and oversight by the CFTC. We believe that our existing operations and infrastructure, which currently govern the clearing of futures contracts, commodity options, CDS, IRS and CIS, are robust and flexible enough to support any changes which may be required by the CFTC's regulations. CIS are another product for which CME will offer its clearing services pursuant to amendments to its rules, as described above and CIS will be incorporated into CME's existing operations and infrastructure.

<u>DISCUSSION</u>

<u>Approach to FCM Bankruptcy</u>

Section 724(b) of the Dodd-Frank Act clarified the status of cleared swaps as commodity contracts under the Bankruptcy Code. As previously noted, in connection with its adoption of LSOC, the CFTC also adopted companion changes to its Part 190 Bankruptcy Rules in order to implement Section 724(b). Among other changes, the CFTC adopted Rule 190.01(a), which creates a new cleared swap account class, comprised of an FCM's cleared swaps account (the "Cleared Swap Account Class"). The Cleared Swap Account Class replaces the OTC Derivatives Account Class that the CFTC had previously established before the enactment of the Dodd-Frank Act, and applies to bankruptcies of both FCMs and DCOs.[20]

In general, the concept of "account class" governs the manner in which a trustee

[18] As noted above, certain IRS and CDS contracts are already subject to a mandatory clearing determination issued by the CFTC.

[19] <u>See also</u> 77 Fed. Reg. 21278 (Apr. 9, 2012) (adopting final rules regarding the documentation to be executed between a customer and an FCM and the timing of acceptance or rejection of trades for clearing by DCOs and clearing member FCMs) and 77 Fed. Reg. 67866 (Nov. 14, 2012) (proposing rules enhancing protections afforded customers and customer funds held by FCMs and DCOs for futures and options on futures transactions).

[20] <u>See</u> *supra* n.5.

in bankruptcy calculates the pro rata share for each FCM customer in an FCM or DCO bankruptcy. Under the current rules, there are five account classes, each of which must be recognized as a separate class of account by the trustee: (i) futures accounts, (ii) foreign futures accounts, (iii) leverage accounts, (iv) delivery accounts, and (v) cleared swaps accounts. Under the Part 190 Rules, each account class is a separate pool of funds for claims of customers in that class. The claims of customers whose funds are held in defined account classes will have priority over proprietary claims and the claims of general creditors in an FCM's bankruptcy.

The purpose of the account class concept is to ensure that the CFTC's segregation requirements adopted for a particular type of instrument confer the benefit of those safeguards in the case of an FCM or DCO bankruptcy. CFTC regulations apply different segregation requirements and other requirements to the treatment of positions (and margin securing these positions) based on the underlying characteristics of those contracts. The account class concept is designed to ensure that in a bankruptcy of an FCM, customers that hold positions in instruments subject to one requirement benefit from specific protections afforded by such requirements. As the CFTC has stated, "[o]bviously, much of the benefit of segregation would be lost if property segregated on behalf of a particular account could be allocated to pay the claims of customers of a different account class for which less stringent segregation were in effect."[21] As a result of the CFTC's creation of the Cleared Swaps Account Class, cleared swaps customers will receive the benefit of the LSOC segregation model in the event of an FCM or DCO bankruptcy.

Rule 17f-6

Rule 17f-6 permits a Fund to maintain its assets with a registered FCM and certain other entities, including clearing organizations such as CME, in connection with effecting transactions in futures contracts and commodity options traded on both U.S. and foreign exchanges, subject to meeting certain conditions. Specifically, Rule 17f-6 requires a written contract between the Fund and the FCM containing certain provisions, including a provision that (i) the FCM will comply with the segregation requirements of Section 4d of the CEA and the CFTC's rules thereunder, or as applicable, the secured amount requirement for foreign futures and options contracts under CFTC Rule 30.7;[22] (ii) the FCM may place and maintain the Fund's assets to effect its transactions with another FCM, a clearing organization, a U.S. or foreign bank, or a member of a foreign board of trade and if so the FCM must obtain an acknowledgment that such assets are held on behalf of the FCM's customers in accordance with the CEA and CFTC rules;[23] and (iii) the FCM will promptly furnish copies of extracts from its records or such other information pertaining to the Fund's

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21 See 74 Fed. Reg. 40794, 40795 (Aug. 13, 2009).

22 See Rule 17f-6(a)(1)(i) under the 1940 Act.

23 See Rule 17f-6(a)(1)(ii) under the 1940 Act.

assets as the Commission may request.[24] Also, to protect the Fund's assets from loss in the event of the FCM's bankruptcy, any gains on Fund transactions may be maintained with the FCM only in de minimis amounts and the Fund must have the ability to withdraw its assets as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6.[25]

Rule 17f-6 enables a Fund to engage in trading futures contracts and commodity options in essentially the same manner as other futures market participants under conditions which are designed to assure safekeeping of the Fund's assets in keeping with the safe custody requirements of Section 17(f) of the 1940 Act. Thus, the Commission has sought to facilitate participation by investment companies in the derivatives financial markets and to eliminate undue regulatory burdens in a manner consistent with the regulatory concerns underlying Section 17(f) of the 1940 Act. Prior to adoption of Rule 17f-6, FCMs were not permitted to maintain custody of investment company assets and Commission staff had required investment companies to maintain their initial margin deposits in separate accounts with a third party custodian bank. FCMs therefore needed to advance their own funds to meet investment company margin obligations with the clearing organization or other clearing FCM used to effect such transactions.[26]

In adopting Rule 17f-6, the Commission recognized the safeguards for customer assets provided by the CEA and the CFTC's rules and concluded that permitting funds to maintain margin with FCMs in connection with futures transactions was in the public interest and consistent with the policies and provisions of Section 17(f). The safeguards the Commission relied on in reaching this conclusion included segregation of customer funds, the secured amount requirement (in the case of an FCM engaging in foreign futures and options transactions), and FCM net capital and financial reporting requirements. The Commission concluded, in particular, that in view of these safeguards, the third-party safekeeping accounts that funds were required to use in absence of the relief provided by Rule 17f-6 could be redundant or unnecessary.

As set forth in the correspondence supporting the Existing No-Action Letters, safeguards for protection of customer funds similar to those that formed the basis for Rule 17f-6 are also in place for cleared swaps transactions. Moreover, since the Existing No-Action Letters were granted, the CFTC has adopted final rules for the protection of customer swap collateral that provide additional safeguards.

Rule 17f-6 permits a Fund to maintain its assets to effect futures contracts or

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24 See Rule 17f-6(a)(1)(iii) under the 1940 Act.

25 See Rule 17f-6(a)(2) and (3) under the 1940 Act.

26 See 59 Fed. Reg. 28286 (June 1, 1994) (proposing Rule 17f-6 for public comment). By diverting capital which would otherwise be available to the FCM, third party safekeeping accounts were thought to create systemic liquidity risks in the marketplace, particularly during periods of market stress. Id. at 28290.

options on futures contracts with a registered FCM, without regard to whether the FCM is a clearing member FCM or acts in an introducing capacity by maintaining a clearing relationship with a clearing member FCM. [27] However, pursuant to CME rules, a customer wishing to clear CIS transactions on CME may only do so if the customer maintains an account with a registered FCM who is a CME Clearing Member who meets the additional requirements to clear CIS transactions for customers. Thus, consistent with Rule 17f-6, the Fund's account will be carried on the books of a registered FCM.

Each FCM who holds assets for an unaffiliated Fund customer wishing to clear CIS transactions on CME, just as with cleared CDS and IRS transactions, will address each of the requirements of Rule 17f-6, as follows:

The manner in which the FCM will maintain such a Fund's assets will be governed by a written contract between the Fund and the FCM, which provides that:[28]

(i) the FCM will comply with the requirements relating to the separate treatment of customer funds and property of CME rules and LSOC specifying the substantive requirements for the treatment of cleared OTC derivatives in the Cleared Swap Account Class prior to any bankruptcy;[29]

(ii) the FCM may place and maintain the Fund's assets as appropriate to effect the Fund's cleared CIS transactions on CME and in accordance with the CEA and the CFTC rules, and will obtain an acknowledgement, to the extent required under CFTC Rule 1.20(a), that such assets are held on behalf of the FCM's customers in accordance with the provisions of the CEA;[30]

(iii) the FCM will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[31]

(iv) any gains on the Fund's transactions, other than de minimis amounts, may be maintained with the FCM only until the next business day following

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[27] See 61 Fed. Reg. 66207, 66209 (December 17, 1996) (Rule 17f-6 does not require that the FCM be a member of a commodity exchange or clearing organization).

[28] See Rule 17f-6(a)(1) under the 1940 Act.

[29] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[30] See Rule 17f-6(a)(1)(ii) under the 1940 Act. Under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers. See also CFTC Rule 22.5 (parallel provision applicable to cleared OTC swaps customer collateral).

[31] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

receipt[32]; and

(v) the Fund has the ability to withdraw its assets from the FCM as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[33]

The conditions for CIS will be identical to the conditions set forth in the Existing No-Action Letters, except that the conditions in the Existing No-Action Letters refer to the OTC Derivatives Account Class rather than the Cleared Swap Account Class. Rule 17f-6 imposes the condition that the FCM will agree to comply with the segregation requirements of Section 4d(2) of the CEA and the rules thereunder for futures traded on a domestic exchange and the "secured amount requirements" of Rule 30.7 under the CEA for futures traded on a foreign exchange. The related condition in the Existing No-Action Letters requires the FCM to agree to comply with "the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the cleared OTC derivatives account class prior to bankruptcy."

As explained above, CFTC rules apply different segregation requirements to different types of instruments, which impose varying levels of safeguards, depending on the nature of the instruments and other factors. These segregation requirements are applied by class. The CFTC also noted that some requirements are more stringent than others. In this hierarchy, LSOC, which applies to cleared swaps, including CIS, is the most stringent. The futures model, adopted under Section 4d(2), is between LSOC and the requirements for Rule 30.7 accounts. As indicated above, both the futures model and Rule 30.7 are sufficient segregation procedures under Rule 17f-6. The SEC Order[34], which granted relief from certain custody provisions under the Exchange Act, accepted three permitted segregation models, depending on which type of account was available: an account established by Section 4d of the CEA (such as the futures account if available); absent a CFTC order under Section 4d, a cleared OTC Derivatives Account Class; and finally, absent either of those, a Rule 30.7 account.

The Staff's original position granting the Existing No-Action Letters permitted the same segregation hierarchy as the SEC Order. During the time period in which the Existing No-Action Letters was granted, the OTC Derivatives Account Class was created and used for cleared swap margin. Accordingly, the most recent versions of the Existing No-Action Letters cited only the cleared OTC Derivatives Account Class. Now that the CFTC has adopted the LSOC rules and conforming amendments to its Part

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[32] See Rule 17f-6(a)(2) under the 1940 Act.

[33] See Rule 17f-6(a)(3) under the 1940 Act.

[34] In an order dated March 30, 2010 (the "SEC Order"), the SEC granted temporary exemptions from certain custody and other provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to CME and CME Clearing Members to facilitate central clearing of certain CDS. The SEC Order was initially to expire November 30, 2010, but was extended and modified, and ultimately expired July 16, 2011.

190 Bankruptcy Rules establishing the Cleared Swap Account Class, we believe that it is appropriate to refer to the Cleared Swap Account Class.

CONCLUSION

Based upon the foregoing, we believe that treating CIS contracts, just as with cleared CDS and IRS contracts, that are cleared by the CME as "Exchange-Traded Futures Contracts and Commodity Options" for purposes of Rule 17f-6 is consistent with the approach taken by the Commission and the Division staff in applying the safe custody requirements of Section 17(f) of the 1940 Act in response to significant developments in the financial markets, as reflected in the Existing No-Action Letters, as well as the policies articulated in the Dodd-Frank Act, the SEC Order, the adoption of final rules establishing LSOC and the underlying policies of the 1940 Act. In this regard, the Commission and the Division staff have sought to provide Funds with flexibility in their custodial arrangements where necessary to facilitate their investment and trading activities in an efficient manner, as long as Fund assets are adequately protected by procedures similar to the applicable rules under Section 17(f), including situations in which there was not literal compliance with the provisions of the relevant rule. See also Fixed Income Clearing Corp. (pub. avail. March 13, 2003). As we have explained, even though cleared CIS contracts, just as cleared CDS and IRS contracts, are not literally "Exchange-Traded Futures Contracts and Commodity Options" as defined in Rule 17f-6, we believe that cleared CIS contracts are functionally equivalent to such instruments and that each of the conditions set forth in Rule 17f-6 will be satisfied in all respects.

If you or your staff has any questions or need additional detail, please do not hesitate to contact the undersigned at (212) 299-2200.

Sincerely,

Christopher K. Bowen
Managing Director
Chief Regulatory Counsel

CME Group

Christopher Bowen
Managing Director and Chief Regulatory Counsel
Legal Department

June 24, 2013

Douglas Scheidt, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Applicability of Rule 17f-6 to Cleared Foreign Currency Swap Transactions

Dear Mr. Scheidt:

Pursuant to our recent telephone conversations with the Division of Investment Management (the "Division") staff, we are submitting this letter to request that the Division staff not recommend enforcement action to the Securities and Exchange Commission (the "Commission" or "SEC") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered Investment Company (a "Fund") if the Fund or its custodian places and maintains cash, securities and/or other property ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") for purposes of meeting CME's or a CME Clearing Member's (as defined below) margin requirements for certain foreign currency swap contracts ("FXS") that are cleared by CME.[1] We have addressed below each of the issues on which the Division staff has requested additional input from us.

We note that the Division staff has provided no-action letter assurance permitting a Fund or its custodian to place and maintain assets in the custody of CME or a CME Clearing Member for purposes of meeting CME's or a CME Clearing Member's margin requirements for credit default swap contracts ("CDS") and interest rate swap contracts ("IRS") that are cleared by CME (the "CDS No-Action Letter" and "IRS No-Action Letter", respectively, and together the "Existing No-Action Letters").[2] To

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[1] For purposes of this request, FXS transactions include foreign currency options, non-deliverable and cash-settled forwards involving foreign exchange, currency swaps and cross-currency swaps.

[2] See CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,532 (Jul. 16, 2010), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,626, (December 3, 2010), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,752 (July 29, 2011), Chicago Mercantile Exchange, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,712 (March 24, 2011), CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,753 (July 29, 2011) CME Group, SEC No-

1 North End Avenue New York, NY 10282 t 212 299 2200 f 212 299 2299 christopher.bowen@cmegroup.com

facilitate your review, we are reiterating in this letter most of the facts, discussion and analysis set forth in the Existing No-Action Letters, as well as addressing any material differences between CDS and IRS that are cleared by CME on the one hand and FXS that are cleared by CME on the other hand. As noted below, we do not believe that there are any such material differences. We note further that the facts and representations in this letter are substantially identical to those in the Existing No-Action Letters.

BACKGROUND

Clearing and Settlement

CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges. CME was founded in 1898 as a not-for-profit corporation; in 2000 CME demutualized and became a shareholder-owned corporation.

CME is a Designated Contract Market ("DCM"), regulated by the CFTC, for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a Derivatives Clearing Organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME Group provides clearing services, including FXS. CME, as part of its clearing services, will be interposed as a central counterparty for transactions in cleared FXS. Customers (including Funds) that wish to clear FXS through CME must maintain an appropriate account relationship with a registered FCM that is a CME Clearing Member. The registered FCM that is a CME Clearing Member will clear the transaction and post margin directly with the CME and serve as their agent and guarantor in respect of cleared FXS (a "CME Clearing Member"). In this regard, CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations.

The Commodity Exchange Act (the "CEA") provides the CFTC with exclusive jurisdiction over, among other things, U.S. commodity futures trading, swaps trading (other than security-based swaps and mixed swaps), futures exchanges, clearinghouses that clear U.S. futures contracts, swaps, commodity options and FCMs. The CEA and CFTC rules require all FCMs to register as such and become a member of the National Futures Association ("NFA") and they also may be members of one or more designated contract markets (i.e., futures exchanges) and affiliated clearinghouses. The CFTC oversees the regulatory and compliance programs of the futures self-regulatory organizations, which include CME and NFA. NFA provides regulatory oversight of the futures market by, among other things, (i) screening all applicants for registration as

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Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,017 and SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,018.

FCMs; and (ii) taking disciplinary action against any FCM member who violates its rules. CME's clearing of FXS will be subject to the same regulatory framework that we have described with respect to futures contracts, commodity options, CDS and IRS. Just as with futures contracts, the CFTC will also regulate the FXS transactions themselves.[3]

At CME, FXS is governed by the Clearing House Risk Committee, which provides guidance and oversight to the clearing house on general matters related to products subject to CME's Base Guaranty Fund, including futures contracts, options on futures and cleared FXS contracts.

CME, as a DCO, is subject to comprehensive regulation by the CFTC and FXS is currently a product for which CME offers its clearing services. Among other things, the CFTC's regulatory framework requires each DCO to establish appropriate requirements for determining product eligibility for clearing, taking into account the DCO's ability to manage the risks associated with each product, including swaps, futures contracts and commodity options and to implement an appropriate risk management program for that product, whether futures contracts, commodity options or swaps.

Furthermore, CME is required to comply with the 23 CFTC Core Principles applicable to registered DCMs and the 18 CFTC Core Principles applicable to DCOs.[4] The CFTC conducts regular audits or risk reviews of CME with respect to these Core Principles. CME is, and has always been, registered and in good standing with the CFTC. In addition, CME is notice registered with the Commission as a special purpose national securities exchange for the purpose of trading security futures products. In the United Kingdom (the "U.K."), CME is a Recognised Overseas Investment Exchange and a Recognised Overseas Clearing House, subject to regulation by the U.K. Financial Services Authority.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), DCOs such as CME that were clearing swaps (including FXS) before the date of enactment are "deemed to be registered" as clearing agencies under the securities laws for the purpose of clearing security-based swaps.[5] This "deemed registered" provision took effect on July 16, 2011.

Clearing Members

CME's rules alone or in combination with laws, rules and regulations applicable

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[3] See 77 Fed. Reg. 48208 at 48253–48258 (Aug. 13, 2012).

[4] The DCM and DCO Core Principles are set forth in Sections 5(d) and 5b(c)(2) of the CEA and the CFTC's Part 39 Rules. See 76 Fed. Reg. 69334 (Nov. 8, 2011) (adopting final rules establishing DCO Core Principles).

[5] See Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Pub. L. No. 111-203, 124 Stat. 1375 (2010).

to CME and the clearing members for its DCMs require that any CME Clearing Member who purchases, sells, or holds FXS positions for other persons (i.e., customers including any Fund): (1) must be registered with the CFTC as an FCM; (2) effectively provide for the separate treatment of funds and securities of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of purchasing, selling, or holding FXS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME clearing member is maintaining adequate capital and liquidity and (b) separate ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding FXS positions for other persons and those it holds for its proprietary accounts.

Separate Treatment of Customer Funds and Securities and LSOC

CFTC regulations and CME rules require any CME Clearing Member who clears FXS transactions for customers and any FCM who maintains a clearing relationship with a CME Clearing Member for this purpose to be registered as an FCM and to ensure that customer funds and property are treated separately from its own proprietary positions and those of its affiliates. In this regard, the CFTC had originally adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter ("OTC") derivatives" account class (the "OTC Derivatives Account Class") that would apply in the event of the bankruptcy of an FCM which became effective May 6, 2010.[6] Subsequently, pursuant to Section 724(a) of the Dodd-Frank Act, in February 2012 the CFTC adopted final rules implementing the segregation requirements for swap collateral, include collateral securing FXS (the "Collateral Protection Rules") and conforming amendments to its Part 190 Bankruptcy Rules which replace the OTC Derivatives Account Class with a new cleared swap account class.[7] The Collateral Protection Rules adopted a segregation model for swap collateral that is referred to as the "legal segregation with operational commingling" or "LSOC" model, also referred to as the "complete legal segregation model." The CFTC selected the LSOC model after considering a total of five segregation models, including the model used for futures margin, based on its conclusion that LSOC "provides the best balance between benefits and costs in order to protect market participants and the public."[8]

Under the LSOC model, both FCMs and DCOs must segregate (on their books)

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6 See 75 Fed. Reg. 17297 (April 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared OTC derivatives only); 74 Fed. Reg. 40794 (August 13, 2009) (proposing rules to establish a sixth and separate account class applicable for cleared OTC derivatives only).

7 See 77 Fed. Reg. 6336 (Feb. 7, 2012) (adopting final rules regarding the protection of cleared swaps customer collateral and conforming bankruptcy provisions). See discussion infra, at 11-12.

8 See id. at 6344.

the positions and the related swap collateral of each cleared swap customer. Operationally, FCMs and DCOs may hold such swap collateral in one omnibus customer account, although they must ensure that the omnibus account is separate from any account holding FCM or DCO property or property belonging to non-cleared swaps customers. The key feature of LSOC is that it reduces "fellow customer risk" in the situation known as a "double default." Pursuant to CME rules, CME Clearing Members are guarantors of any obligations of their customers to CME and upon the failure of a CME Clearing Member's customer to satisfy an obligation to CME, the CME Clearing Member, in its role as guarantor, would be required to make a payment to CME to cure such customer's failure. A double default occurs when, following a default by a clearing member FCM's customer, the clearing member FCM has insufficient capital and fails to satisfy its payment obligation to the DCO. In this situation, the clearing member FCM is likely to file for protection in bankruptcy. Fellow customer risk is the risk that, in such a situation, a DCO would access the collateral of non-defaulting customers to cure the clearing member FCM default arising from its customer account. Under the LSOC model, the DCO is generally prohibited from accessing the collateral of the clearing member FCM's non-defaulting customers, and has the customer-by-customer account records necessary to enforce this prohibition.

In adopting LSOC and the Cleared Swap Account Class (as defined below) rules, the CFTC identified certain respects in which the LSOC model, which applies to cleared swaps (including FXS), includes additional protection for cleared swap customers than those that are available for futures customers (i.e., the segregation requirements of Section 4d(2) for futures traded on a domestic exchange, and CFTC Rule 30.7 for futures traded on a foreign exchange, each of which is referred to in Rule 17f-6).[9] These additional protections relate primarily to improvement in swap customer transparency at the DCO level and the general prohibition on DCO use of non-defaulting swap customer assets to cure an FCM default caused by another cleared swap customer. These features of LSOC, in turn, provide enhanced protection against fellow customer risk in the event of an FCM bankruptcy, both in terms of reducing customer loss and facilitating transfers of positions and pro rata distributions.

First, under LSOC, DCOs must maintain records that segregate customer cleared swap margin on a customer-by-customer basis.[10] As indicated by the CFTC in explaining its choice of LSOC, the DCO's customer-by-customer segregation of cleared swap collateral has "a significant advantage" in fostering transfer of customer positions to a solvent and willing FCM in the case of the original FCM's bankruptcy. "[E]ach DCO will have important customer information on a customer-by-customer basis that can be used to facilitate and implement transfer, and is thus less reliant upon the FCM

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[9] 77 Fed. Reg. at 6347.

[10] Although Section 4d(b) of the CEA and CFTC rules and orders require FCMs to segregate the futures margin of each customer on their books and records, DCOs are permitted to keep their books and records for an FCM's futures customers on an omnibus basis.

for that information."[11] Second, after an FCM default, LSOC generally prohibits a DCO from accessing the collateral of the FCM's non-defaulting cleared swap customers. As explained by the CFTC, this feature of LSOC prohibition also fosters the transfer of non-defaulting customer positions in an FCM bankruptcy, by narrowing the situations in which the DCO would be permitted to liquidate customer positions.

Currently, CME does not offer risk offsets for cleared FXS customers with foreign currency futures transactions. Given that risk offsets of cleared FXS transactions and foreign currency futures transactions are contemplated, we expect that CME will submit in the future a petition for a Section 4d order or comparable relief with respect to cleared FXS transactions, which if granted, would permit funds margining cleared FXS transactions and foreign currency futures transactions on CME to be held by clearing FCMs and clearing houses in commingled accounts or otherwise permit risk offsets of funds for such transactions. However, in accordance with CME Rule 8F03, prior to the issuance of such an order or comparable relief, all FXS contracts submitted to CME for clearing for the account of a clearing member FCM's customer must be held in an account that only holds funds and property margining cleared CDS and IRS transactions, cleared FXS transactions, or other cleared OTC derivatives transactions and is subject to CME's rules for the Cleared Swap Account Class and LSOC. Thus, consistent with the foregoing, CME's clearing of FXS incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

<u>Adequate Capital and Liquidity</u>

Broker-dealers or FCMs must maintain capital and liquidity in accordance with relevant Commission and CFTC rules and regulations. In addition, CME's requirements for minimum capital, contribution to the guaranty fund based on risk factors, maintenance margin, and mark-to-market with immediate payment of losses assure adequate capital and liquidity for clearing member firms who are not broker-dealers or FCMs (i.e., clearing members who only carry positions for proprietary or non-customer accounts), as well as those who are broker-dealers or FCMs. Clearing member FCMs subject to CFTC net capital requirements must maintain Adjusted Net Capital ("ANC") at prescribed levels. CME and the CFTC have adopted a risk-based capital requirement as the regulatory minimum capital requirement. Capital requirements are monitored by CME's Financial and Regulatory Surveillance Department (formerly the Audit Department) and ANC requirements vary to reflect the risk of each clearing member's positions as well as CME's assessment of each clearing member's internal controls, risk management policies and back office operations.

Clearing members must have tools to manage appropriate requirements with respect to their customers. CME Rule 982 requires clearing members to establish written risk management policies and procedures, including monitoring the risks assumed by specific customers. To facilitate such controls with respect to FXS

[11] *Supra* note 7 at 6340.

transactions, CME's clearing systems include functionality that permits clearing members to register customer accounts and specify customer credit limits. Control features of CME's clearing systems will ensure that FXS transactions cannot be submitted to clearing for non-registered accounts or if the positions resulting from the transaction or transactions would cause a specified daily exposure limit to be exceeded. Also, the CFTC has adopted CFTC Rule 1.73, which imposes certain risk management obligations on clearing member FCMs, including, but not limited to (i) establishing of risk-based limits in the proprietary account and in each customer account; (ii) having the ability to screen orders for compliance with the limits; (iii) monitoring for adherence to risk-based limits intra-day and overnight; and (iv) performing certain stress tests within specified time frames.[12]

CME determines the acceptability of different collateral types and determines appropriate haircuts. A list of acceptable collateral and applicable haircuts is available at http://www.cmegroup.com/clearing/financial-and-collateral-management/collateral-types-accepted.html. Collateral requirements for FXS contracts eligible for clearing will appropriately reflect the specific risks of such FXS contracts.

Sufficient Books and Records

Broker-dealers and FCMs must meet their respective SEC and CFTC recordkeeping requirements. CME Rule 8F04(10) requires each FCM who is an OTC clearing member to keep the same books and records for OTC derivatives (including FXS contracts) submitted to CME for clearing as the FCM is required to keep under CFTC recordkeeping requirements. CME reserves the right to examine clearing member books at all times.

Clearing members are required under CME rules, the CEA and CFTC regulations to maintain adequate accounting systems, internal accounting controls and procedures for safeguarding customer and clearing member assets. These requirements will apply to FXS contracts cleared by CME. These systems, controls and procedures must be robust enough to allow the clearing member to demonstrate to the CME Group Financial and Regulatory Surveillance Department that it maintains adequate capital and liquidity. In addition, the systems, controls and procedures must be able to evidence the separate ownership of funds, securities and positions it may hold for the purpose of purchasing, selling or holding FXS positions for customers and those it holds for its own proprietary accounts. Financial and Regulatory Surveillance Department staff routinely examine clearing members to ensure compliance with these standards. Further, Financial and Regulatory Surveillance Department staff may prescribe additional accounting, reporting, financial and/or operational requirements for clearing members and clearing members must comply with such requirements.

[12] See 77 Fed. Reg. 21278 (Apr. 9, 2012) (adopting final rules regarding customer clearing documentation, timing of acceptance for clearing, and clearing member risk management).

Clearing and Settlement

CME clearing and settlement of FXS contracts will operate using the established systems and procedures that stand behind trading in CME's primary futures market. CME clearing and settlement of FXS contracts will also be subject to CFTC oversight of risk management and collateralization procedures. In this regard, CME meets the standards set forth in the CPSS/IOSCO report "Recommendations for Central Counterparties."

Benefits of the Clearing Solution

CME, acting as a central counterparty, will reduce counterparty risk inherent in the FXS market and mitigate the risk and potential systemic impacts of counterparty failures. By clearing and settling FXS contracts, CME will substitute itself as the counterparty to each original party. As a result, FXS counterparties, just as futures market participants, will no longer be exposed to each others' credit risk. Instead, each counterparty, including Fund customers, will receive the benefit of CME's package of financial safeguards for FXS transactions which are accepted for clearing by CME.

CME will also have the ability to reduce the risk of collateral flows by netting positions in similar instruments and by netting gains and losses across different instruments. As a result, instead of an FXS market participant having a large volume of trades, some offsetting, with many counterparties, participants will benefit from netting. Moreover, centralized clearing will provide more flexibility to trade in and out of positions, and will allow for the expeditious transfer or liquidation of the positions of a troubled or defaulting clearing member, including a clearing member who is a registered FCM. If a CME Clearing Member is troubled (i.e., it fails to meet minimum financial requirements or its financial or operational condition may jeopardize the CME's integrity, or negatively impact the financial markets), then CME may take action pursuant to Rules 974 (Failure to Meet Minimum Financial Requirements) or 975 Emergency Financial Conditions. In the event of a default by a CME Clearing Member, the process will be governed by applicable CME Rules, including Chapter 8F (Over-the-Counter Derivative Clearing), and the default procedures contained in Rule 802 (Protection of Clearing House). Chapter 8-F further incorporates the general CME Rules relating to defaults, including but not limited to Rule 976 (Suspension of Clearing Members), Rule 978 (Open Trades of Suspended Clearing Members), and Rule 979 (Suspended or Expelled Clearing Members).

CME has three financial safeguards packages: Base, IRS and CDS. In the event of a CME Clearing Member default, CME may access the relevant financial safeguards package as necessary, which provides for the mutualization of loss among CME Clearing Members and CME pursuant to the CME Rules. CME's financial safeguards packages are a combination of each CME Clearing Member's collateral on deposit to support its positions, the collateral of its customers to support customer positions, CME's corporate contribution, security deposits and assessment powers. FXS will be supported by CME's Base financial safeguards package.

The clearing solution will enhance the transparency of the FXS market, through reporting of FXS settlement prices and aggregate open interest. The availability of such information will improve the fairness, efficiency, and competitiveness of FXS markets, which, in turn, will enhance investor protection and facilitate capital formation.

The clearing solution also will reduce operational risk and costs by enhancing the efficiency of FXS trading and clearing. Integrating CME clearing with market participants' middle and back office infrastructures will reduce manual processes, operational risk, and the likelihood of costly errors. The CME clearing solution also will help ensure that eligible trades are cleared and settled in a timely manner, thereby reducing the operational risks associated with unconfirmed and failed trades.

In sum, just as other cleared OTC transactions, cleared FXS transactions will be cleared and margined under the CME clearing solution in the same manner as exchange-traded futures contracts and will be treated similarly to conventional futures contracts or options on futures contracts for purposes of a Fund posting margin with a registered FCM and the flow of a Fund's margin funds to secure such positions. In this respect, just as cleared CDS and IRS transactions, cleared FXS transactions are functionally equivalent to conventional futures contracts or options on futures contracts and should be viewed as analogous to such contracts for purposes of Rule 17f-6, as discussed below. The requested relief would provide Funds equal access to the benefits and protections afforded to other market participants using CME to clear FXS. However, should the Division staff not provide the no action assurance requested in this letter, Funds likely will be able to access the FXS marketplace only through direct, bilateral transactions with individual FXS counterparties, foregoing the substantial benefits of central clearing recognized by Congress through the passage of the Dodd-Frank Act.

Commission and Congressional Policy

The events of the past several years have demonstrated the risks posed to the financial markets and the economy from a previously largely unregulated OTC derivatives market and the concomitant need to address these risks through a comprehensive framework of regulation, market transparency, and centralized clearing.[13] In the aftermath of the market turmoil of 2007 and 2008, the President's Working Group on Financial Markets, which consists of the Secretary of the Treasury, the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the Commission, and the Chairman of the CFTC, stated that the implementation of a

[13] See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets, November 14, 2008, available at http://www.ustreas.gov/press/releases/reports/ policyobjectives.pdf ("Public reporting of prices, trading volumes and aggregate open interest should be required to increase market transparency for participants and the public.").

central counterparty for OTC derivatives transactions was a priority.[14] In this regard, the Commission and other federal financial regulators have been working to foster the development of centralized clearing for OTC derivatives, as has Congress in connection with finalizing financial services industry reform legislation.

One of the most important objectives underlying the enactment of the Dodd-Frank Act is promoting price transparency and minimizing exposure to counterparty credit risk and systemic risk in the OTC derivatives market. The principal means by which Title VII of the Dodd-Frank Act ("Title VII"), seeks to accomplish this objective is by subjecting as many swaps as possible, including FXS[15], to central clearing and also requiring such swaps to be traded on exchanges or swap execution facilities.[16] In furtherance of these regulatory purposes, Title VII of the Dodd-Frank Act imposes mandatory clearing and trade execution requirements on swap contracts that are determined by the CFTC to be "clearable" and authorizes the CFTC to adopt rules designed to implement an appropriate regulatory framework.[17]

Title VII also directs the applicable regulatory authorities, including the Commission, to adopt capital and margin requirements with respect to non-cleared swaps to help ensure the safety and soundness of swap dealers and major market participants and to reflect the greater risk associated with non-cleared swaps held by these entities, which further reflects the Congressional policy of fostering central clearing of swaps. Consistent with Congressional intent, Title VII directs the Commission and the CFTC to adopt rules and issue interpretations of such rules as necessary to prevent evasions of the broad mandatory clearing requirement embodied in Title VII.[18]

In addition, former Chairman Schapiro testified on a number of occasions that central counterparties contribute to the goal of market stability and help to protect the broader financial system. In this regard, the Commission has taken a number of actions

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[14] See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets (November 14, 2008), http://www.ustreas.gov/press/releases/reports/policyobjectives.pdf. See also Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (March 13, 2008), http://www.treas.gov/press/releases/reports/pwgpolicystatemktturmoil_03122008.pdf; Progress Update on March Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (October 2008), http://www.treas.gov/press/releases/reports/q4progress%20update.pdf.

[15] The FXS that are the subject of this request are not subject to the Treasury Department's exemption of certain foreign currency derivatives from Title VII's central clearing mandate. See 77 Fed. Reg. 69694 (Nov. 20, 2012) (final determination exempting certain foreign exchange swaps and foreign exchange forwards from central clearing and trade execution under the CEA).

[16] See n.5 supra at §723, 1675–1682. See also n.5 supra at 1762-69.

[17] See 77 Fed. Reg. 74284 (Dec. 13, 2012) (adopting final rules specifying mandatory clearing requirements for four classes of interest rate swaps and two classes of credit default swaps).

[18] See n.5 supra at § 723, 1678. See also n.5 supra at § 763, 1764.

to facilitate the centralized clearing of OTC derivatives, including, among other things, issuing the Commission Order (as defined below) and similar conditional exemptions for other central counterparties.[19]

CFTC Policy

Under the Dodd-Frank Act, the CFTC is required to promulgate regulations to bring comprehensive regulation to the swaps market, including mandatory clearing of standardized swaps transactions. In this regard, we expect that many forms of FXS will be subject to mandatory clearing and will be cleared by registered DCOs, such as CME, subject to CFTC regulation and oversight.[20] CME as well as similar clearinghouses have successfully cleared futures contracts and commodity options for decades and the centralized clearing of standardized swaps, including FXS, is intended to reduce systemic risk in the swaps market. DCOs, like CME, have already been subject to extensive regulation and oversight under the CEA and, pursuant to the Dodd-Frank Act, the CFTC has proposed and adopted additional requirements, including, but not limited to, additional core principles related to risk management requirements and product eligibility.[21] CME does not anticipate that any regulations subsequently adopted will materially affect CME's ability to clear FXS because, as noted above, CME is already subject to extensive regulation and oversight by the CFTC. We believe that our existing operations and infrastructure, which currently govern the clearing of futures contracts, commodity options, CDS, IRS and FXS, are robust and flexible enough to support any changes which may be required by the CFTC's regulations. FXS are another product for which CME will offer its clearing services pursuant to amendments to its rules, as described above and FXS will be incorporated into CME's existing operations and infrastructure.

DISCUSSION

Approach to FCM Bankruptcy

Section 724(b) of the Dodd-Frank Act clarified the status of cleared swaps as commodity contracts under the Bankruptcy Code. As previously noted, in connection with its adoption of LSOC, the CFTC also adopted companion changes to its Part 190 Bankruptcy Rules in order to implement Section 724(b). Among other changes, the

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19 See Hearing on Over-The-Counter Derivatives: Modernizing Oversight to Increase Transparency and Reduce Risks Before S. Sub-Comm. on Securities, Insurance and Investment, 111th Cong. (2009) (statement of Mary L. Schapiro, Chairman, U.S. Securities and Exchange Commission).

20 As noted above, certain IRS and CDS contracts are already subject to a mandatory clearing determination issued by the CFTC.

21 See also 77 Fed. Reg. 21278 (Apr. 9, 2012) (adopting final rules regarding the documentation to be executed between a customer and an FCM and the timing of acceptance or rejection of trades for clearing by DCOs and clearing member FCMs) and 77 Fed. Reg. 67866 (Nov. 14, 2012) (proposing rules enhancing protections afforded customers and customer funds held by FCMs and DCOs for futures and options on futures transactions).

CFTC adopted Rule 190.01(a), which creates a new cleared swap account class, comprised of an FCM's cleared swaps account (the "Cleared Swap Account Class"). The Cleared Swap Account Class replaces the OTC Derivatives Account Class that the CFTC had previously established before the enactment of the Dodd-Frank Act, and applies to bankruptcies of both FCMs and DCOs.[22]

In general, the concept of "account class" governs the manner in which a trustee in bankruptcy calculates the pro rata share for each FCM customer in an FCM or DCO bankruptcy. Under the current rules, there are five account classes, each of which must be recognized as a separate class of account by the trustee: (i) futures accounts, (ii) foreign futures accounts, (iii) leverage accounts, (iv) delivery accounts, and (v) cleared swaps accounts. Under the Part 190 Rules, each account class is a separate pool of funds for claims of customers in that class. The claims of customers whose funds are held in defined account classes will have priority over proprietary claims and the claims of general creditors in an FCM's bankruptcy.

The purpose of the account class concept is to ensure that the CFTC's segregation requirements adopted for a particular type of instrument confer the benefit of those safeguards in the case of an FCM or DCO bankruptcy. CFTC regulations apply different segregation requirements and other requirements to the treatment of positions (and margin securing these positions) based on the underlying characteristics of those contracts. The account class concept is designed to ensure that in a bankruptcy of an FCM, customers that hold positions in instruments subject to one requirement benefit from specific protections afforded by such requirements. As the CFTC has stated, "[o]bviously, much of the benefit of segregation would be lost if property segregated on behalf of a particular account could be allocated to pay the claims of customers of a different account class for which less stringent segregation were in effect."[23] As a result of the CFTC's creation of the Cleared Swaps Account Class, cleared swaps customers will receive the benefit of the LSOC segregation model in the event of an FCM or DCO bankruptcy.

Rule 17f-6

Rule 17f-6 permits a Fund to maintain its assets with a registered FCM and certain other entities, including clearing organizations such as CME, in connection with effecting transactions in futures contracts and commodity options traded on both U.S. and foreign exchanges, subject to meeting certain conditions. Specifically, Rule 17f-6 requires a written contract between the Fund and the FCM containing certain provisions, including a provision that (i) the FCM will comply with the segregation requirements of Section 4d of the CEA and the CFTC's rules thereunder, or as applicable, the secured amount requirement for foreign futures and options contracts

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[22] See *supra*. n.6.

[23] See 74 Fed. Reg. 40794, 40795 (Aug. 13, 2009).

under CFTC Rule 30.7;[24] (ii) the FCM may place and maintain the Fund's assets to effect its transactions with another FCM, a clearing organization, a U.S. or foreign bank, or a member of a foreign board of trade and if so the FCM must obtain an acknowledgment that such assets are held on behalf of the FCM's customers in accordance with the CEA and CFTC rules;[25] and (iii) the FCM will promptly furnish copies of extracts from its records or such other information pertaining to the Fund's assets as the Commission may request.[26] Also, to protect the Fund's assets from loss in the event of the FCM's bankruptcy, any gains on Fund transactions may be maintained with the FCM only in de minimis amounts and the Fund must have the ability to withdraw its assets as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6.[27]

Rule 17f-6 enables a Fund to engage in trading futures contracts and commodity options in essentially the same manner as other futures market participants under conditions which are designed to assure safekeeping of the Fund's assets in keeping with the safe custody requirements of Section 17(f) of the 1940 Act. Thus, the Commission has sought to facilitate participation by investment companies in the derivatives financial markets and to eliminate undue regulatory burdens in a manner consistent with the regulatory concerns underlying Section 17(f) of the 1940 Act. Prior to adoption of Rule 17f-6, FCMs were not permitted to maintain custody of investment company assets and Commission staff had required investment companies to maintain their initial margin deposits in separate accounts with a third party custodian bank. FCMs therefore needed to advance their own funds to meet investment company margin obligations with the clearing organization or other clearing FCM used to effect such transactions.[28]

In adopting Rule 17f-6, the Commission recognized the safeguards for customer assets provided by the CEA and the CFTC's rules and concluded that permitting funds to maintain margin with FCMs in connection with futures transactions was in the public interest and consistent with the policies and provisions of Section 17(f). The safeguards the Commission relied on in reaching this conclusion included segregation of customer funds, the secured amount requirement (in the case of an FCM engaging in foreign futures and options transactions), and FCM net capital and financial reporting requirements. The Commission concluded, in particular, that in view of these safeguards, the third-party safekeeping accounts that funds were required to use in

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[24] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[25] See Rule 17f-6(a)(1)(ii) under the 1940 Act.

[26] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

[27] See Rule 17f-6(a)(2) and (3) under the 1940 Act.

[28] See 59 Fed. Reg. 28286 (June 1, 1994) (proposing Rule 17f-6 for public comment). By diverting capital which would otherwise be available to the FCM, third party safekeeping accounts were thought to create systemic liquidity risks in the marketplace, particularly during periods of market stress. Id. at 28290.

absence of the relief provided by Rule 17f-6 could be redundant or unnecessary.

As set forth in the correspondence supporting the Existing No-Action Letters, safeguards for protection of customer funds similar to those that formed the basis for Rule 17f-6 are also in place for cleared swaps transactions. Moreover, since the Existing No-Action Letters were granted, the CFTC has adopted final rules for the protection of customer swap collateral that provide additional safeguards.

Rule 17f-6 permits a Fund to maintain its assets to effect futures contracts or options on futures contracts with a registered FCM, without regard to whether the FCM is a clearing member FCM or acts in an introducing capacity by maintaining a clearing relationship with a clearing member FCM. [29] However, pursuant to CME rules, a customer wishing to clear FXS transactions on CME may only do so if the customer maintains an account with a registered FCM who is a CME Clearing Member who meets the additional requirements to clear FXS transactions for customers. Thus, consistent with Rule 17f-6, the Fund's account will be carried on the books of a registered FCM.

Each FCM who holds assets for an unaffiliated Fund customer wishing to clear FXS transactions on CME, just as with cleared CDS and IRS transactions, will address each of the requirements of Rule 17f-6, as follows:

The manner in which the FCM will maintain such a Fund's assets will be governed by a written contract between the Fund and the FCM, which provides that:[30]

(i) the FCM will comply with the requirements relating to the separate treatment of customer funds and property of CME rules and LSOC specifying the substantive requirements for the treatment of cleared OTC derivatives in the Cleared Swap Account Class prior to any bankruptcy;[31]

(ii) the FCM may place and maintain the Fund's assets as appropriate to effect the Fund's cleared FXS transactions on CME and in accordance with the CEA and the CFTC rules, and will obtain an acknowledgement, to the extent required under CFTC Rules 1.20(a), that such assets are held on behalf of the FCM's customers in accordance with the provisions of the CEA;[32]

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[29] See 61 Fed. Reg. 66207, 66209 (December 17, 1996) (Rule 17f-6 does not require that the FCM be a member of a commodity exchange or clearing organization).

[30] See Rule 17f-6(a)(1) under the 1940 Act.

[31] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[32] See Rule 17f-6(a)(1)(ii) under the 1940 Act. Under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers. See also CFTC Rule 22.5 (parallel provision applicable to cleared OTC swaps customer collateral).

(iii) the FCM will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[33]

(iv) any gains on the Fund's transactions, other than de minimis amounts may be maintained with the FCM only until the next business day following receipt[34]; and

(v) the Fund has the ability to withdraw its assets from the FCM as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[35]

The conditions for FXS will be identical to the conditions set forth in the Existing No-Action Letters, except that the conditions in the Existing No-Action Letters refer to the OTC Derivatives Account Class rather than the Cleared Swap Account Class. Rule 17f-6 imposes the condition that the FCM will agree to comply with the segregation requirements of Section 4d(2) of the CEA and the rules thereunder for futures traded on a domestic exchange and the "secured amount requirements" of Rule 30.7 under the CEA for futures traded on a foreign exchange. The related condition in the Existing No-Action Letters requires the FCM to agree to comply with "the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the cleared OTC derivatives account class prior to bankruptcy."

As explained above, CFTC rules apply different segregation requirements to different types of instruments, which impose varying levels of safeguards, depending on the nature of the instruments and other factors. These segregation requirements are applied by class. The CFTC also noted that some requirements are more stringent than others. In this hierarchy, LSOC, which applies to cleared swaps, including FXS, is the most stringent. The futures model, adopted under Section 4d(2), is between LSOC and the requirements for Rule 30.7 accounts. As indicated above, both the futures model and Rule 30.7 are sufficient segregation procedures under Rule 17f-6. The SEC Order[36], which granted relief from certain custody provisions under the Exchange Act, accepted three permitted segregation models, depending on which type of account was available: an account established by Section 4d of the CEA (such as the futures account if available); absent a CFTC order under Section 4d, a cleared OTC Derivatives Account

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33 See Rule 17f-6(a)(1)(iii) under the 1940 Act.

34 See Rule 17f-6(a)(2) under the 1940 Act.

35 See Rule 17f-6(a)(3) under the 1940 Act.

36 In an order dated March 30, 2010 (the "SEC Order"), the SEC granted temporary exemptions from certain custody and other provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to CME and CME Clearing Members to facilitate central clearing of certain CDS. The SEC Order was initially to expire November 30, 2010, but was extended and modified, and ultimately expired July 16, 2011.

Class; and finally, absent either of those, a Rule 30.7 account.

The Staff's original position granting the Existing No-Action Letters permitted the same segregation hierarchy as the SEC Order. During the time period in which the Existing No-Action Letters was granted, the OTC Derivatives Account Class was created and used for cleared swap margin. Accordingly, the most recent versions of the Existing No-Action Letters cited only the cleared OTC Derivatives Account Class. Now that the CFTC has adopted the LSOC rules and conforming amendments to its Part 190 Bankruptcy Rules establishing the Cleared Swap Account Class, we believe that it is appropriate to refer to the Cleared Swap Account Class.

CONCLUSION

Based upon the foregoing, we believe that treating FXS contracts, just as with cleared CDS and IRS contracts, that are cleared by the CME as "Exchange-Traded Futures Contracts and Commodity Options" for purposes of Rule 17f-6 is consistent with the approach taken by the Commission and the Division staff in applying the safe custody requirements of Section 17(f) of the 1940 Act in response to significant developments in the financial markets, as reflected in the Existing No-Action Letters, as well as the policies articulated in the Dodd-Frank Act, the SEC Order, the adoption of final rules establishing LSOC and the underlying policies of the 1940 Act. In this regard, the Commission and the Division staff have sought to provide Funds with flexibility in their custodial arrangements where necessary to facilitate their investment and trading activities in an efficient manner, as long as Fund assets are adequately protected by procedures similar to the applicable rules under Section 17(f), including situations in which there was not literal compliance with the provisions of the relevant rule. See also Fixed Income Clearing Corp. (pub. avail. March 13, 2003). As we have explained, even though cleared FXS contracts, just as cleared CDS and IRS contracts, are not literally "Exchange-Traded Futures Contracts and Commodity Options" as defined in Rule 17f-6, we believe that cleared FXS contracts are functionally equivalent to such instruments and that each of the conditions set forth in Rule 17f-6 will be satisfied in all respects.

If you or your staff has any questions or need additional detail, please do not hesitate to contact the undersigned at (212) 299-2200.

Sincerely,

Christopher K. Bowen
Managing Director
Chief Regulatory Counsel